Investor Day 2025 OCTOBER 07 | 2025

01 ANNA LUIZA CASTRO IR MANAGER Welcome

Disclaimer 3 This presentation contains forward - looking statements . All statements other than statements of historical fact contained in this presentation may be forward - looking statements and include, but are not limited to, statements regarding our intent, belief or current expectations . Such forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “belief,” “may,” “might,” “can,” “could,” “expect,” “should,” “plan,” “intend,” “continue,” “aspiration,” “estimate” and “potential,” and similar, or variations of, or the negative of, such words and expressions . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest filings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . The Company maintains its books and records in Brazilian reais, the presentation currency for its financial statements and also its functional currency . IFRS differs from the United States generally accepted accounting principles in certain material respects and therefore may not be comparable to financial information presented by U . S . companies .

Disclaimer 4 This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . This presentation includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and our internal data and estimates . Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable . Although we believe such information is reliable, we have not had this information verified by any independent sources . In addition, the information contained in this presentation is as of the date hereof (except where otherwise indicated), and we have no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change . Subsequent materials may be provided by or on our behalf in our discretion, and such information may supplement, modify or supersede the information in these materials . Neither we nor any of our respective affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage howsoever arising from any use of these materials or their contents or otherwise arising in connection with these materials .

Investor Day Agenda PRESENTER SECTION Shareholder Relations Manager Anna Castro Welcome Chief Executive Officer Alessandro Horta Strategic Overview Chief Executive Officer Alessandro Horta Verde Asset Management Head of Client Relations Jaime Martí LatAm Investment Opportunities Head of Economic Department and Data Science José Carlos Carvalho Macro & Opportunities Break Head of Global IP&S Jaime de la Barra Global IP&S Head of Equities Roberto Knoepflelmacher Equities Head of Forestry Luiz Candiota Forestry Head of Infrastructure Jose Guilherme Souza Infrastructure Co - Heads of Real Estate Ilan Nigri / Rodrigo Coelho Real Estate Co - Heads of Private Equity Carlos Eduardo Martins / Gabriel Felzenswalb Private Equity Chief Executive Officer / Head of Opportunistic Capital Solutions / Head of Credit LatAm Ex Brazil Alessandro Horta / Marcelo Mifano / Tomas Venezian Credit Break President of Finance and Operations Bruno Zaremba Introducing IRE President of Finance and Operations Bruno Zaremba Financial Review & Outlook Chief Executive Officer Alessandro Horta Final Remarks Break Chief Executive Officer / President of Finance and Operations Alessandro Horta / Bruno Zaremba Q&A Cocktail 5

Strategic Overview ALESSANDRO HORTA Chief Executive Officer

7 Key Messages We Aim to Deliver Goals for today Unmatched platform, brand, and distribution across Latin America Three complementary earnings streams: FRE, PRE and IRE, a resilient and balanced business model Disciplined expansion to deliver durable value creation for shareholders Gateway to Alternatives in LatAm Earnings Power Future Growth

An Investment Platform built for Latin America’s Future 01

Building a leading investment platform in Latin America

VINCI COMPASS

Our footprint in Latin America, with significant opportunities for alternative investments across the region

R$320bn
AuM[1]

12 Offices | **630** Employees

8 Countries | **+60** Partners



Vinci Compass' offices

+50 Active Strategies

Across alternatives, liquids and global solutions, diversified by asset class, geography, and investor profile

30 years

Providing investment solutions across Latin America, serving institutions, pensions, and family offices

US$7 tn

Total Addressable Market

Client Profile Addressable Market Breakdown



33%
67%
Institutional Investors
Family Offices & HNWI

US$87 bn

Alternatives AuM
4x Growth since 2010

Notes: [1]Considers assets under management and advisory pro forma as of June 2025 for Vinci Compass and as of August 2025 for Verde Asset Management; Sources: Argentina (ANSES, SSN), Brasil (ANBIMA), Chile (SP, CMF, "Radiografía y perspectivas de los family offices para 2024, Ameris - El Mercurio Chile") , Colombia (SFC), Costa Rica (SUPEN), Mexico (CNBV, Consar, Indeval), Peru (SBS) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available; Preqin.

9

Deep Access to Latin American & Global LPs



Country Breakdown
AuM by funding
38%
21%
12%
12%
8%
4%
3%
1%
Chile
Brazil
Global
Mexico
Colombia
Peru
Uruguay
Argentina

Scaled distribution capabilities

Local, on-the-ground coverage across 8 markets + Global

Direct access to pensions, insurers and platforms

+2,800
LPs

80%+
Proprietary Relationships

HNWI & Intermediaries

300+ relationships with family offices and UHNWI

Over **520** intermediaries distributing Vinci Compass strategies

Institutional Investors

- Deep access to Latin American pension funds, including **100%** penetration in Chile, Peru, Colombia, Argentina and Uruguay
- Established distribution through global platforms and direct mandates
- Strong position with insurance companies
- Robust relationships with sovereign wealth funds, endowments and financial institutions

Notes: As of June 2025

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The premier partner for alternative investments and global solutions in Latin America Gateway to Alternatives in Latin America 11 Local to Local Offering customized investment solutions through regulated entities in each country, tailored to local client needs and market dynamics A uniquely positioned platform to connect investors and opportunities across Latin America and beyond

Local to Global Connecting local investors with global opportunities, leveraging long - standing partnerships with top - tier global managers Gateway to Alternatives in Latin America 12 The premier partner for alternative investments and global solutions in Latin America A uniquely positioned platform to connect investors and opportunities across Latin America and beyond

Global to Local Serving international clients with deep local expertise, delivering access to alternative investments across Latin America Gateway to Alternatives in Latin America 13 The premier partner for alternative investments and global solutions in Latin America A uniquely positioned platform to connect investors and opportunities across Latin America and beyond

Global to Regional Providing global investors with liquid and alternative strategies rooted in regional knowledge and multi - country capabilities Gateway to Alternatives in Latin America 14 A uniquely positioned platform to connect investors and opportunities across Latin America and beyond The premier partner for alternative investments and global solutions in Latin America

From Brazil to Latin America: A New Chapter Begins

VINCI COMPASS

Assets Under Management and Advisory (R$ bn)



Establishment of Vinci Partners
From 2009 to 2020 we structured and diversified our platform…
Infrastructure, Credit and Real Estate consolidation
IPO REITs strategies
VIR strategy
Fundraising second and third VCP vintages
From 2020 onwards…
VINP
Nasdaq Listed
VINP IPO
Water & Sewage and Logistics strategies
IPO & REITs Follow on
SPS Capital
Acquisition
Fundraising fourth VCP vintage
ARES
Partnership
Retirement Services
Climate Change strategy
MAV. CAPITAL
Lacan
Acquisitions
Fourth SPS vintage
COMPASS
VERDE
Strategic Combination
Acquisition
2
50
57
63
69
320
2009
2020
2021
2022
2023
2Q'25 PF¹

15

Notes: ¹Considers assets under management and advisory pro forma as of June 2025 for Vinci Compass and as of August 2025 for Verde Asset Management.

Vinci and Compass: A Strategic Combination

Strong LatAm distribution and relationships Brazil investment manufacturing with cross - border know - how Channel global capital into LatAm opportunities Proprietary, research - led strategies with local edge Third party distribution partnerships at scale Strong distribution capabilities across Brazilian institutional investors Cross - border s tructuring c apabilities Full - spectrum alternatives & solutions platform Compass Group Vinci Partners 17 Unlocking Value Through Complementary Strengths The f oundation for long - term value creation

Geographic and Product Complementarity Limited geographic overlap starting from offices , up to sources of funding and capital allocation standpoints Core parallel businesses that complement each other: Alternative Asset Management and TPD Local , regional and global capital allocation 18 Two strong Legacies, one integrated platform LatAm Geographic Expansion Latin America: one of the most attractive and growing markets for the alternative asset class . GDP of US$7 trillion , population of more than 660 million people Underpenetrated in alternatives , with overall allocation under 5% . Expand regional funds management and distribution Long - Term Vision Become the leading one - stop - shop platform for alternative investments in LatAm Establish strong presence in local - to - local markets. Import and export capital into and out of LatAm Source: World Bank, Worldometer and Preqin .

19 Office footprint optimization: Overlapping office structures streamlined Shared infrastructure: Integration of front and support functions, such as distribution, risk, compliance, finance, operations and IT Unified leadership structure: Efficient governance with shared executive committee and aligned decision - making An Optimized Operating Model for Scalable Growth LatAm - wide product deployment: Develop new regional and local alternative content across LatAm Expanded fee capture: Higher take - rates through discretionary mandates in Global IP&S International distribution scale: Broader capital formation through Compass’ LatAm footprint What have we achieved so far? What do we want to achieve?

One Firm, One Culture: Governance that Scales 20 Culture Shared Values, Aligned Vision • Cultural Alignment • Long - term thinking • Strong fiduciary mindset Meritocracy & Ownership • Partnership model preserved • Ownership mindset reinforced Seamless Integration • Teams substantially integrated from day one • Collaboration across distribution, investments & structuring Talent Strengthened Leadership • Senior leaders with global experience • Leading distribution, strategy & expansion Elevated Team Seniority • Talent from global banks, boutiques & top local firms Complementary Strengths • Vinci leverages Compass’s institutional reach • Compass enhances Vinci’s structuring expertise

21 Alessandro Horta C EO and Head of Real Assets Bruno Zaremba President of Finance and Operations Sergio Passos CFO Fernando Lovisotto Global IP&S Board & Executive Committee Integration: Our board and executive committee now includes leaders from both Vinci and Compass, with Compass executives also present in every key vertical Reinforced Governance Bodies: We enhanced our investment, risk, product, and compliance committees to support the next phase of growth Institutional Governance for Scale: Governance model redesigned to support a larger, multi - market platform with greater operational complexity Streamlined Decision - Making: New framework now enables faster, more aligned decisions across regions and business lines Gilberto Sayão Chairman One Firm, One Culture: Governance that Scales Our governance today reflects the scale we’ve reached, and the ambition we hold Matias Rodriguez COO Manuel Balbontin Director Jaime de la Barra Director and Head of Global IP&S Jaime Martí Head of Client Relations

Earnings Power: a resilient and balanced business model 02

Earnings Power: Three Complementary Streams A balanced model compounding through market cycles 23 FRE + PRE + IRE : recurring cash flow today, with significant gains coming from performance and GP commitments, driving shareholder value creation through cycles Fee Related Earnings Earnings coming from recurring management and advisory fees Durable fee base; diversified and scaling FRE Performance Related Earnings Earnings coming from performance fees realized from our managed funds Since IPO, PRE from Liquid funds has been predominant. PRE from Private funds set to kick in in the next cycle PRE Investment Related Earnings Earnings coming from GP capital gains Embedded engine not fully priced into our current valuation IRE

FRE: The High-Quality Fee Engine

Diversified, recurring, and resilient through cycles

VINCI COMPASS

FRE More balanced than AuM
➡ lower concentration risk

Resilient through cycles: different drivers protect against earnings volatility as we navigate through different cycles

Predictable cash flow to fund dividends and reinvestment

FRE by segment Ann. 1H'25



2%
7%
28%
17%
R$262 million
21%
26%
Private Equity
Global IP&S
Real Assets
Credit
Equities
Corporate Advisory

Key Takeaways:

Balanced across strategies and clients

Contracted & recurring fees drive visibility

Low concentration risk; no single vertical dominates

Private Equity: sticky AuM and fresh flagship vintages extend fee duration

24

Delivered Sustainable and Resilient Growth since our IPO

VINCI COMPASS

Assets Under Management
(R$ bn)


~6x
304
50
2020
2Q'25

Fee Related Revenues
(R$ mm)


~3x
796
300
FY'20
2Q'25 LTM

Fee Related Earnings
(R$ mm)


~2x
264
151
FY'20
2Q'25 LTM

A broader platform and high-quality mix improve earnings visibility and durability

25

Proven Capacity to Scale Revenues We expect our strong growth to continue through 2028 and beyond, driven by underpenetration in a local, regional and global basis, and the continued introduction of complementary strategies Infrastructure Real Estate Equities Private Equity Global IP&S 9% 12% 15% 7% 4% 5% 2% Brazil Credit Corporate Advisory Opp. Cap. Solutions 23% Third Party Distribution 16% LatAm Credit 2% Forestry 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025¹ 4% 16% 37% 15% 8% 7% 7% 11% Corporate Advisory Brazil Credit Infrastructure Real Estate Equities Private Equity Global IP&S + 20 % CAGR Notes: Revenue includes gross management and advisory fees; ¹2025 figures are annualized based on first half results. 26

FRE: Durable Compounding Since IPO Fee related earnings since IPO 27 Diversified platform offset macro and rate headwinds Recurring fees fund dividends and reinvestment Broader platform and distribution support margin expansion Operating leverage ahead: Predictable cash flow: Resilient through cycles: 151 222 192 208 248 264 2.66 3.93 3.46 3.85 4.42 4.32 0.00 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 4.50 5.00 0 50 100 150 200 250 300 FY'20 FY'21 FY'22 FY'23 FY'24 2Q'25 LTM FRE FRE/Share + 13 % CAGR (nominal FRE)

FRE: A Resilient Base for Growth Durable cash flow funding growth and dividends 28 Recurring cash flow to fund dividends Self - funded growth (products, distribution, GP commits) Low concentration risk across strategies & clients Resilient through cycles; visibility on cash flow What FRE Delivers FRE CAGR: +13% FRE / share: ↑ since IPO Recurring fees: 84% of total FEAUM Proof Points ( since IPO) Distribution & channels: Cross - sell into Compass’ long - term LP relationships across LatAm and abroad Product expansion: Scale existing vintages and expand regional asset allocation Global IP&S mix: Tilt to higher - ROA strategies to lift fee yield What Comes Next

Resilient through the cycle: liquid strategies sustained PRE in a high - rate backdrop Private vehicles early in harvest, building a second driver of PRE Performance - eligible AuM and gross accrued performance fees underpin visibility PRE: Two Value Drivers Liquids delivered in a tough cycle, privates next 29 PRE since IPO distribution as of 2Q’25 82% 18% PRE Liquid PRE Private Private vs. Liquid PEAUM as of 2Q’25 49% 51% Private Liquid

PRE: What’s in the Pipeline Performance - eligible base and accrued carry today 30 Portfolio seasoning: core assets maturing to realization phase Embedded carry increasing across flagship vintages Diversified PEAUM across strategies Performance Eligible AuM as of 2Q’25 72% 20% 22% 12% 19% Private Equity Global IP&S Credit Real Assets Equities R$ 49 billion Larger eligible base + accrued carry today ⇒ higher probability of PRE realization over the next cycle Gross Accrued Performance Fees as of 2Q’25 92% 6% 2% 1% Private Equity Credit Real Assets Global IP&S R$ 340 million 30

IRE Introducing IRE: Our Hidden Growth Engine Proprietary capital compounding inside our funds Anchor fundraising LP Commitments Harvest returns Capital calls /Deployment GP (Re)Commitments What IRE is: earnings from our GP commitments invested alongside LPs Why it matters: anchors fundraising, aligns interests, completes the distributable earnings flywheel (FRE + PRE + IRE) How value is created: management fees + carry + GP capital gains 31

32 Business model built for resilience and long - term shareholder value creation Stable dividend distribution with substantial upside from performance and balance sheet investments Global Investment Products & Solutions Credit Real Assets Equities Private Equity VINP FRE PRE IRE Fee Related Earnings Investment Related Earnings Performance Related Earnings Corporate Advisory

A broader platform. A stronger foundation for growth. 03

Pan-Regional presence with diversified exposure to product offering, funding and currency

Segments Breakdown

AuM[1] (%)

Fee Related Revenues[2] (%)


5%
4%
5%
10%
76%
Global IP&S
Credit
Private Equity
Real Assets
Equities
Corporate Advisory
8%
2%
13%
40%
14%
23%

Product Diversification

Demonstrates the platform's strength and resilience during unfavorable market conditions, as shown historically

Revenue Mix

Higher diversification from a revenue standpoint than from AuM, driven by different average fee rates across strategies, strengthening the quality and resilience of earnings

Notes: [1]Considers assets under management and advisory as of June 2025; [2]Fee Related Revenues as of 2Q'25 YTD excluding net advisory revenues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues.

34

62% 20% 17% 2% Pan - Regional presence with diversified exposure to product offering, funding and currency 35 Client Profile Breakdown AuM¹ (%) Fee Related Revenues² (%) Highly Diversified Client Base Ranges from institutional investors to high - net - worth individuals and intermediaries, ensuring stability and positioning the platform to capture growing demand for alternatives across client segments Strong Proprietary Relationships Over 80% of AuM and over 70% of revenue come from proprietary relationships, underscoring the breadth and strength of our brand carefully since our foundation 50% 23% 22% 5% Institutional HNWI Intermediaries Public Market Vehicles Notes: ¹ Considers assets under management and advisory as of June 2025; ²Fee Related Revenues as of 2Q’25 YTD excluding net advisory revenues from Corporate Advisory.

Pan - Regional presence with diversified exposure to product offering, funding and currency 36 Country Breakdown (Funding) AuM¹ (%) Fee Related Revenues² (%) Broad Geographic Footprint Operations span over seven countries in Latin America, with a strong presence in the US and Europe Diversified Funding & Asset Allocation A diversified footprint across countries reduces volatility and enables us to capture opportunities as cycles turn Cross Selling Opportunities The regional footprint enables effective cross - selling across LatAm while leveraging the advantages of global markets Country Breakdown (Asset Allocation) 38% 21% 12% 12% 8% 4% 3% 1% 65% 24% 4% 3% 2% 1% 1% 46% 29% 7% 6% 5% 4% 2% 1% 39% 25% 10% 10% 7% 2% 4% 3% Chile Brazil Global Mexico Colombia Peru Uruguay Argentina Global Brazil Chile LatAm Mexico Argentina Peru Uruguay Notes: ¹ Considers assets under management and advisory as of June 2025; ²Fee Related Revenues as of 2Q’25 YTD excluding net advisory revenues from Corporate Advisory.

Pan - Regional presence with diversified exposure to product offering, funding and currency Country Breakdown (Funding) Country Breakdown (Asset Allocation) 38% 21% 12% 12% 8% 4% 3% 1% 65% 24% 4% 3% 2% 1% 1% 46% 29% 7% 6% 5% 4% 2% 1% 39% 25% 10% 10% 7% 2% 4% 3% Chile Brazil Global Mexico Colombia Peru Uruguay Argentina Global Brazil Chile LatAm Mexico Argentina Peru Uruguay 37 Client Profile Breakdown 62% 20% 17% 2% 50% 23% 22% 5% Institutional HNWI Intermediaries Public Market Vehicles Segments Breakdown 76% 10% 5% 5% 4% 40% 23% 14% 13% 8% 2% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory AuM¹ (%) Fee Related Revenues² (%) Notes: ¹ Considers assets under management and advisory as of June 2025; ²Fee Related Revenues as of 2Q’25 YTD excluding net advisory rev enues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues.

Private Credit: A Fast-Growing Allocation Market

Private credit has been one of the fastest-growing segments globally and in LatAm, scaled post-2008 as banks tightened lending and credit disintermediation accelerated

AuM Evolution
Global Private Credit[1]


US$2.6 trillion
2029E
US$1.7 trillion
2023
US$0.3 trillion
2009


VINCI COMPASS

LatAm corporate lending **~70-80%** bank-driven vs. **~40-50%** in developed markets[1]

- **Structured** Credit & **Confirming**
- **Real Estate** Credit
- High **Grade** & High **Yield**
- **Infrastructure** Credit
- **Diversified** Private Credit
- **Agribusiness**
- **Opportunistic** Capital Solutions

+R$13 billion in AuM[2]

One-stop shop private credit platform

Notes:: [1]Source: BIS Statistical Bulletin (April 2024); [2]As of June 2025.

38

39 Private Credit: A Fast - Growing Allocation Market Notes : ¹Preqin Investor Outlook survey Jun - 24 ; ²LAVCA, “ 2025 LAVCA Industry Data & Analysis” Investor appetite: >50% of LatAm & global LPs aim to allocate over 50% to private credit¹ Regional Private Credit fundraising climbing: US$1.7 ௗ billion in 2022 ➜ US$2.2 ௗ billion in 2023 ➜ US$3.3 ௗ billion in 2024² Track record prevails: Experienced GPs captures over 80% of investments², signaling a continued consolidation of GP/LP relationships Strong proprietary LP relationships: direct access to a trusted network of over 2,800 LPs Unmatched pan regional distribution capabilities: 80 relationship managers across 9 countries Proven track record and experience: 20+ years of Private Credit track record, built by local and regional teams that manage country - specific and LatAm strategies, including the largest fund in the Peruvian market

Leverage Revenue Stream: Channel New Inflows to Higher-Fee Discretionary Strategies

Our unmatched distribution capabilities connect increasing LP demand to proprietary product allocations, cross-selling across strategies

Increasing LP Demand Global alternatives AuM expected to grow at **9% CAGR** through 2032[1], from **US$26 trillion** (2022) to **US$61 trillion** (2032)

+

Pan-regional distribution anchored by deep, enduring relationships with over **2,800 LPs**

Relationship with **100%** of Pension Funds in Argentina, Chile, Colombia, Peru and Uruguay

90% of the Pension Funds in Mexico

Global Investors

+

Proprietary Alternatives Suite with an Active Pipeline

Credit
- SPS IV
- Credit Infra
- COPCO
- CHILPCO II

Private Equity
- VIR V
- VCP V

Infrastructure
- Infra LatAm
- VICC II

Real Estate
- REITs
- Opportunistic Funds

Forestry
- LACAN IV
- LACAN V

=

Cross-sell products: **convert relationships into multi-strategy** allocations across proprietary products

Higher discretionary AuM mix with **higher ROA**

More recurring, stickier management fees due to **higher fee products**

Notes: [1]Source: Preqin Alternatives in 2025 and Bain & Company Global Private Equity Report 2023

40

~22% CAGR ~26% CAGR 41 2025 - 2028 Targets at a Glance 2Q’25 LTM Full Year 2028 Target R$ 795 mm R$ 264 mm 28% Fee Related Revenues Fee Related Earnings (FRE) FRE margin ~R$ 1.6 bn ~R$ 600 mm 38% R$ 100 billion Fundraising Target from 2H’25 through 2028 2Q’25 YTD ~10 p.p. Full Year 2028 Target

Main Growth Drivers The Gateway to Alternative Investments in Latin America 42 Penetrate existing Latin American relationships to distribute managed alternative investments Regional Expansion Capture the asset class’ secular growth and filling LatAm’s financing gap through a full - service Private Credit platform Private Credit Increase % of AuM allocated to discretionary products with higher ROA Leverage Revenue Stream

Verde Asset Management ALESSANDRO HORTA CEO

Strategic acquisition to scale performance, distribution and profitability Building the Region’s Leader in Global & Local Asset Allocation Transaction adds immediate scale to our multi - strategy funds and Pension Plan strategies within Global IP&S, by bringing R$16 bn in AuM with attractive ROAs to our AUM mix, reinforcing earnings quality and deepening the share of discretionary mandates in Global IP&S Immediate Scale & AuM Mix Upgrade 01 02 R$ 320 bn AuM¹ Verde is one of the most recognized brands in the asset management space in Brazil. We are partnering with one of the most respectable and sought - out teams for multi - strategy funds in the region, complementing an important asset - gap across our multi - strategy allocation product offerings , bringing outstanding track record and a stellar management team Outstanding Reputation & Recognized Brand 44 ¹ Considers Assets under Management and Advisory Proforma for Vinci Compass as of June 2025 and Verde Asset Management as of Aug ust 2025

Accelerating Vinci Compass with the Leading Multi - strategy Player in the region Significant opportunity to leverage growth by combining Vinci Compass’ distribution network across LatAm countries ex - Brazil to distribute Global Multi - strategy funds Unlock Distribution Across LatAm 03 04 Opportunity to develop new products combining origination and presence in the alternatives markets from Vinci Compass with Verde’s brand power across HNWI and intermediaries' channels Combining forces to create new strategies Strategic acquisition to scale performance, distribution and profitability R$ 320 bn AuM¹ 45 ¹ Considers Assets under Management and Advisory Proforma for Vinci Compass as of June 2025 and Verde Asset Management as of Aug ust 2025

Building the Region’s Leader in Global & Local Asset Allocation Verde executives and senior management will continue in their current roles, preserving independent investment and risk - management governance over managed funds. Luis Stuhlberger will join Vinci Compass as a partner , alongside main executives from Verde. Shares received as part of the Transaction will be subject to lockups with partial releases over a period of five years Management Team Alignment & Retention 05 06 Transaction was structured in two phases, with Vinci Compass acquiring 100% of Verde in five years, and follows a "Price - to - Fee Related Revenues" multiple, thus protected against AuM oscillations . We expect the Transaction to be immediately accretive on a double - digit basis to FRE per share Transaction Structure Strategic acquisition to scale performance, distribution and profitability R$ 320 bn AuM¹ 46 ¹ Considers Assets under Management and Advisory Proforma for Vinci Compass as of June 2025 and Verde Asset Management as of Aug ust 2025

Verde Asset Management at a Glance

Leading Multi-strategy platform in Brazil with a widely recognized brand and outstanding track record

VERDE asset management

R$16bn in assets under management

- Verde's team has been working **together for more than 25 years**, tracing its origins to 1997, with the launch of the Verde fund, one of the **largest and oldest multi-strategy funds in Brazil**
- Verde has been known as a **pioneer in the launch of several investment strategies** in Brazil
- Received the **"Best Multi-strategy Fund of the Decade"** award from InfoMoney in 2020
- **280+ media mentions in 2025**, underscoring Verde's highly recognized brand

54 professionals



44%
27%
18%
2%
2%
1%
6%
Brazil Multi-strategy
Global Multi-strategy
Pension Plans
Global Equities
Credit
Brazil Equities
Other

Notes: As of August 2025

47

Notes: As of August 2025 Verde Asset Management: Core Strategies Complementary roles across Brazil Multi - strategy, Global Multi - strategy and Pension Plans 48 Brazil Multi - strategy R$ 7.2 billion AuM Flagship multi - strategy fund launched in 1997, one of the largest and oldest funds in Brazil. Invests in the Brazilian and international equities market, instruments across rates, fixed income and currencies 30,128% 3,733% 5% 5,005% 10,005% 15,005% 20,005% 25,005% 30,005% 35,005% 1997 1999 2002 2005 2007 2010 2013 2016 2018 2021 2024 2027 CDI Brazil Multi - strategy 2025 Global Multi - strategy R$ 4.4 billion AuM Multi - asset and multi - region mandate. Acts to capture global opportunities through diversification LIBOR/SOFR Global Multi - strategy 1,045% 155% 90% 290% 490% 690% 890% 1,090% 1,290% 2005 2007 2010 2013 2015 2018 2021 2024 2026 2025 Pension P lans R$ 2.9 billion AuM Long - horizon funds matching client lifecycles and diversified profiles CDI Pension Plans 233% 236% 90% 110% 130% 150% 170% 190% 210% 230% 250% 2016 2017 2019 2020 2022 2024 2025

Transaction Overview

VINCI COMPASS

Key Transaction Terms

Transaction was structured in **2 phases**, and follows a "Price-to-Fee Related Revenues" valuation framework:

Phase 1: Acquisition of 50.1% of Verde, with total estimated consideration composed by 3.1 million new Class A common shares and R$46.8 million in cash. Payment will be set in two installments, first at Closing, fixed at 2.2 million new Class A common shares and R$32.4 million in cash, and the second after two years, estimated at 0.9 million new Class A common shares and R$14.4 million in cash, contingent on revenue targets and other customary conditions.

Phase 2: Earnout structure to be paid after five years of Closing, with the acquisition of the remaining 49.9% of Verde, with a consideration payable in new Class A common shares and/or cash at Vinci Compass' discretion, and a value estimated at R$127.4 million.

Management

The Transaction was structured for a **long-term transition**, as **Verde executives and senior management will continue in their current roles** and remain fully committed to managing Verde's funds and overall portfolio, **preserving an independent investment and risk-management governance structure**, while aligning interests via performance-linked revenue sharing agreements.

Luis Stuhlberger will continue to serve as Verde's CEO and CIO, preserving the team's day-to-day autonomy while benefitting from Vinci Compass' broader platform.

Verde's main executives will join Vinci Compass as partners and shares received as part of the Transaction will be subject to lockups with partial releases over a period of five years.

Financial Impact

Transaction is expected to be **immediately accretive on a double-digit basis to FRE per share** and low-to-mid single digit accretive to Distributable Earnings per share.

Timing

Transaction is **expected to close in the fourth quarter of 2025**, subject to regulatory approvals and other customary conditions.

49

LatAm Investment Opportunities JAIME MARTI Partner and Head of Client Relations

Distribution Capabilities 01

Operational & Client Service Backbone High involvement from our partners 52 Notes: As of June 2025. Local teams providing local, regional and global solutions to our clients Client Relations Group 80 relationship managers across 9 countries 5 Argentina 23 Brazil 20 Chile 4 Colombia 10 Mexico 3 Peru 10 United states 1 United kingdom 4 Uruguay Number of professionals Average of 17 years of industry experience Seasoned and tenured team 21 partners with an average of 15 years at Vinci Compass are part of this team, and remain actively engaged with our local and global clients Supported by 35+ professionals involved in Marketing, Client Services/Support and Product Specialists

53 Client Relations Team Partners Partners with decades of experience across institutions, intermediaries, family offices, HNWIs and Global Investors, covering the full spectrum of public and private products across Latin America Anabel Vidal Pedro Quintella Jorge Aguillo Mariana Biagi Alexandre Damasceno Marcelo Rabbat Marcelo Gengo Mariano Figueiredo Leticia Costa Olavo Tortelli Ronaldo Boruchovitch George Kerr Ivan Ramil Alejandro Castro Felipe Castro Carla Cano Jaime Marti Raimundo Valdes Josefina Fernandez Fernando Caffa Juan Cruz Elizagaray

54 Deep regional footprint and a diversified client base 41% 23% 22% 10% 5% Notes: ¹Fee Related Revenues as of 2Q’25 YTD excluding net advisory revenues from Corporate Advisory segment. Year - to - date value s are calculated as the sum of the last two quarters. Revenue Breakdown by Client Profile 1 LatAm Institutional HNWI Intermediaries Global Investors Public Market Vehicles Single Family Offices and UHNWI 1,500+ 460+ Financial Intermediaries 100+ Insurance Companies Our investor base is composed by 100% of the Pension Funds in Argentina, Chile, Colombia, Peru and Uruguay 90% of the Pension Funds in Mexico

LatAm Market Landscape 02

Increased Distribution Capabilities Post Combination



US$ 3.7 tn
Market Size
~2x
Local to Local
Global to Local
US$7.0 tn
Market Size
Local to Local
Global to Local
Local to Global
Global to Regional

Sources and countries considered:
Argentina (ANSES, SSN), Brazil (ABIPEM, ABRAPP, ANBIMA, Relatorio gerencial de previdencia complementar 4T24), Chile (SP, CMF, Press articles) , Colombia (SFC, SIFIC), Costa Rica (SUPEN), Mexico (Afores, Amafore, CNBV, Consar, Indeval), Peru (SBS, SMV) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available. Includes MFO, Private Banks, Independent Financial Advisors and Broker Dealers. Source: Vinci Compass estimates, Cerulli Report 2024, IMAP 2024 and Radar Broadridge 2H2024.
Global Institutional : Preqin (Alternative Investments) and LAVCA

56

Increased Distribution Capabilities Post Combination

VINCI COMPASS

	VINCI partners	VINCI COMPASS	
	Market Size		
Global Investors	US$ 1.1 tn	US$ 1.9 tn	1.7x
LatAm Institutional	US$ 1.5 tn	US$ 3.0 tn	2.0x
SFO & Intermediaries	US$ 1.1 tn	US$ 2.1 tn	1.9x



Market Size
USD 2T
USD 1T
USD 0.5T
USD 0.3T
USD 0.1T

Sources and countries considered:
Argentina (ANSES, SSN), Brasil (ABIPEM, ABRAPP, ANBIMA, Relatorio gerencial de previdencia complementar 4T24), Chile (SP, CMF, Press articles) , Colombia (SFC, SIFIC), Costa Rica (SUPEN), Mexico (Aryes, Amafore, CNBV, Consar, Indeval), Peru (SBS, SMV) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available. Includes MFO, Private Banks, Independent Financial Advisors and Broker Dealers. Source: Vinci Compass estimates, Cerulli Report 2024, IMAP 2024 and Radar Broadridge 2H2024.
Global Institutional : Preqin (Alternative Investments) and LAVCA

57

58 Latin American Market Size Overview 1 Sources and countries considered: Argentina (ANSES, SSN), Brazil (ABIPEM, ABRAPP, ANBIMA, Relatorio gerencial de previdencia complementar 4T24), Chile (SP, CMF, Press articles) , Colombia (SFC, SIFIC), Costa Rica (SUPEN), Mexico (Aryes, Amafore , CNBV, Consar , Indeval ), Peru (SBS, SMV) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available. Includes MFO, Private Banks, Independent Financial Advisors and Broker Dealers. Source: Vinci Compass estimates, Cerulli Report 2024, IMAP 2024 and Radar Broadridge 2H2024. 2 As a % of investments in total alts. Source: Global institutional, PREQIN 3 Mordor Intelligence Report, CEPAL: FDI in Latin America and the Caribbean, July 2025. Vinci Compass estimates considering r ece nt regulatory changes. LatAm Addressable Market³ US$ 7.0 tn US$ 9.0 tn 2025 5% CAGR 2030e LatAm Investors Asset Allocation 1 72% 4% 21% 3% Local Traditional Assets Local Alternative Assets Global Traditional Assets Global Alternative Assets Key shifts vs. 3 – 5 yrs ago: ↑ in Alternatives and Global assets Global Investors: Allocation to LatAm Alternatives 2 0.7% 1.5% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% LatAm underweight vs. history → room to re - rate. 20 - year average:

03 Growth Opportunities

60 Growth opportunities Private Wealth 01 Increasing allocation to alternative investments as access gets more democratized Global Clients 02 Increasing investments in Latin American focused GPs Latin American Institutions 03 Growing Pension Fund systems in Chile and Mexico as contribution rates increase

61 Growing Demand for Alternative I nvestments In 10 years: from US$28.1 mm (2%) to US$2.2 bn (24%) in alternative investments Notes:¹Considers assets under management and advisory for 2015 and 2020 pro forma; ²Assets under management and advisory as of June 2025. 2% US$1.7 bn 24% US$9.3 bn 2015 PF¹ 2020 PF¹ 2025 ² 8% US$4.3 bn Evolution of Vinci Compass AuM with LatAm Financial Intermediaries Traditional Investments Alternative Investments

62 Global Investors I ncreasing A llocation to LatAm Notes: ¹ Considers assets under management and advisory for 2015 pro forma ; ² Nasdaq report “Building Better Markets for Tomorrow, How Latin America can unlock foreign investment flows with a new regiona l o perating model”; Source : Vinci Compass. Promising demand going forward for LatAm 58% of global buy - side firms plan to increase their exposure to LatAm in the next 12 - 24 months² 4.6 10.0 0.8 3.6 5.4 13.6 2015 PF¹ 2025 AuM ex Global Institutional (in US$ billions) Global Institutional (in US$ billions) Global Institutions From 15% to 26% of Vinci Compass total AuM in LatAm strategies 4.4x 26% 15%

63 Case Study: Chilean Pension Funds 90% AFPs AuM as % of GDP 2035e 1 Source: ¹SP, Ministerio de Hacienda de Chile, Vinci Compass estimates; ²investment Guidelines are in the process of being defined and will be published by September 2026. 61% AFPs AuM as % of GDP 2025e 1 209 277 360 10% 12% ~15% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% 15.0% 16.0% 17.0% 18.0% 0 50 100 150 200 250 300 350 400 2025 2030e 2035e Projected Pension Funds system AuM (US$ bn) and Contribution Rate (%) 1 Projected AuM (US$ bn) Contribution Rate Growing Market Contribution Rate Increase to Drive System Growth Switch to Target Date Funds Alternative Investments Limit Increase Pension Funds reform approved on Jan 25 will increase contribution rate from 10% to ~15% in 10 years From 5 asset allocation funds to at least 10 target date funds. Final exposure to asset classes will depend on benchmark definition² Alts. limits have been increasing gradually, and by Aug 27 we expect an additional allocation of US$11 bn Key Opportunity drivers

64 Case Study : Mexican Afores 39% Afores AuM as % of GDP 2035e 1 363 570 856 10% 15% 15% 7% 9% 11% 13% 15% 17% 19% 21% 23% 0 100 200 300 400 500 600 700 800 900 2025e 2030e 2035e Projected Pension Funds system AuM (US$ bn) and Contribution Rate (%) 1 Projected AuM (US$ bn) Contribution Rate Source : ¹Consar, Banxico, Vinci Compass estimates ; ²United Nations , Department of Economic and Social Affairs , Population Division . World Population Prospects : The 2024 Revision . (Medium variant ; United Nations , Department of Economic and Social Affairs (2013). Trends in International Migrant Stock: Migrants by Destination and Origin ( United Nations database , POP/DB/MIG/Stock/Rev.2013; Boden, T.A., G. Marland , and R.J. Andres . 2016. Global, Regional, and National Fossil - Fuel CO2 Emissions . Carbon Dioxide Information Analysis Center, Oak Ridge National Laboratory , U.S. Department of Energy, Oak Ridge, Tenn ., U.S.A. doi 10.3334/CDIAC/00001_V2016; 1959 - 2013 estimates for fossil fuels are from the Carbon Dioxide Information Analysis Center (CDIAC) at Oak Ridge National Laboratory . http://cdiac.ornl.gov/trends/emis/meth_reg.html.; 2014 and 2015 estimates are preliminary and are based on energy statistics published by BP (data in red). https://www.bp.com/content/dam/bp/pdf/energy - economics/statistical - review - 2016/bp - statistical - review - of - world - energy - 2016 - full - report.pdf (3) “ lan Nacional de Desarrollo 2025 – 2030”, Gobierrno de Mexico (PND_2025 - 2030_v250226_14.pdf) 20% Afores AuM as % of GDP 2025e 1 Growing Market Healthy demographics & increasing formal workforce Contribution Rate Increase to Drive System Growth Alternative Investments Limit Increase Large population with 132 mm inhabitants and only 13% over 60 years 2 Increasing formal workforce: informal workers represent 54% and is expected to decrease to 49% in the next 5 years 3 2020 Pension Funds reform: contribution rate will get to 15% by 2030 (currently at ~10%) Alts. limits increased from 15% to 30%. Definition of local investments requirements still pending to trigger the use of the additional US$50 bn Key Opportunity drivers

Macro & Opportunities JOSE CARLOS CARVALHO

Brazil 01

67 Key element for the Brazilian macroeconomic scenario: Political change in next year Ž s presidential election? Minor changes in the scenario after Trump Ž s tariffs on Brazil Pollsters: Atlas Político , DataPoder360, Datafolha, FSB Pesquisa, França, Futura, Gerp, IPEC, Idei a Big Data, Ipespe , MDA, Opinião , Paraná Pesquisas , Quaest , Verita. Source: Vinci Compass. Lula Ž s Government Approval Rating

Translating approval rates into votes The parameters for the 2022 election seem to be the best fit for today Ž s political environment (green line). Even in this most favorable scenario, Lula still has around 40% of the votes. Lula Ž s likely votes based on his government Ž s approval ratings Pollsters: Atlas Político , DataPoder360, Datafolha, FSB Pesquisa, França, Futura, Gerp, IPEC, Idei a Big Data, Ipespe , MDA, Opinião , Paraná Pesquisas , Quaest , Verita. Source: Vinci Compass. 68 Valid votes at second round and presidential approval r atings

The growth in Brazil has been above potential for over four years Overheating translated into higher inflationary pressures . Source: Vinci Compass, BCB. 69 Source: Vinci Compass, IBGE. PNAD: Unemployment Rate (SA) Focus Survey: Market expectations for GDP

70 Monetary Policy had to do most of the job of slowing down demand The Central Bank estimates that the neutral real interest rate is around 5% . The 1 - year real interest rate is hovering around 10.5% , beyond any measure of neutral interest rate. Monetary policy is currently very contractionary. Growth will slowdown in 2025/26. Source: Vinci Compass, Bloomberg BRL Forward - Looking Real Interest Rates (%) 5% ≈ Neutral real interest rate

The primary fiscal deficit went from - 2.5% of GDP in mid - 2024 to zero in mid - 2025 The debt/GDP ratio is at similar levels to pre - Covid. The market fears that the drop in popularity will lead Lula to abandon fis cal responsibility in the near future. Fiscal laws and Congress opposition are setting limits to fiscal expansion. We expect a mo des t deterioration of the primary results towards - 0.5% of GDP by the end of 2025 Source: Vinci Compass, BCB. 71 Source: Vinci Compass, BCB. Public Sector Primary Fiscal Result %PIB Brazil Debt to GDP Ratio

72 The growth in 2025 (+2.5%) will be driven mainly by agriculture: +1.3% for the agricultural sector and +1.2% for the rest of the economy. Real GDP - % QoQ SA Actual data (1Q22 – 2Q25) and forecast (3Q25 – 4Q25) Evolution of main Crops Production (Mi Tons) Actual data (2015 - 2024) and 2025 Official Forecast Record in Agricultural harvest in 2025: Positive impact on the supply of goods

73 Sources: Vinci Compass, IBGE Inflation outlook: IPCA has peaked in the second quarter of 2025 Headline IPCA and Forecast (YoY) When will the CB start rate cuts? The Central Bank makes rate decisions based on the CB Ž s inflation forecast for the “relevant horizon”, meaning 18 months ahead In the last meeting the CB inflation forecast for 18 months ahead was at 3.4% . With lower inflation until December and real interest rates above neutral, this forecast will reach 3% by Dec We expect to see Policy Rate cuts starting in December. 01 02 03

The Brazilian Central Bank sets rates according to the macroeconomic model inflation forecast 18 months ahead Persistent high interest rates (double the neutral rate) and further short - term positive inflation surprises will further lower the CB inflation forecast by December - 25 IPCA under BCB Reference Scenario (FX PPP and Market Expected Selic) Source: Vinci Compass, IBGE 74

Inflation expectations surveyed among analysts (Focus) are falling consistently Stable exchange rate, supply shock from the agricultural harvest, real interest rates above 10%, and a slowdown in growth are expected to keep inflation to peak in a downward path. Source: Vinci Compass, Brazil Central Bank. 75 Source: Vinci Compass, BCB. Focus Survey: Market expectations for IPCA Inflation Focus Survey: Market Expectations for Selic Rate

Markets are already pricing lower interest rates and lower breakeven inflation 76 Source: Vinci Compass, ANBIMA. Breakeven Inflation (ANBIMA) Interest Rate Curve

With very high interest rates, allocation in equities in Brazilian portfolios are at historical lows The Bovespa is trading with a forward P/E of 8 times Source: BTG Pactual, Vinci Compass 77 Source: Bloomberg, Vinci Compass. Bovespa P/E & Share of Average Portfolio Allocated in Equities 10Y Interest Rate & Small Caps Index

Low allocation in equities has a high correlation with positive returns in the subsequent year Equity Share in Portfolio (t) & Ibovespa Return (t+1) Source: BTG Pactual, Vinci Compass 78

Public Equities are cheap and Private Equity is even cheaper in Brazil This chart compares the stock multiples in Brazil (Ibov) and the Vinci Private Capital (VCP) fund 10.3 10.6 9.4 8.8 9.3 8.6 8.4 9.5 8.7 8.2 8.1 8.0 8.0 7.2 6.0 4.9 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Brazil VCP III VCP IV Pipeline VCP IV 79 Source: Bloomberg, Vinci Compass

Brazil is not far from returning to Investment Grade status 80 Source: Vinci Compass, BCB. Moody’s last upgrade kept Brazil one step away from investment grade. Brazil Ratings – S&P and Fitch 6 upgrades in 8 years FX Reserves & Foreign Debt (US$ billions) Brazil has a comfortable position regarding external debt. Credit Ratings do refer to external debt bonds

Argentina 02

82 Argentina has done a good job in reverting years of persistent fiscal deficit Argentina: Monthly Fiscal Result Argentina: Annual Fiscal Result

83 The Peso was as strong as in the convertibility era This helps bring inflation down, but it is not sustainable in the middle term for the external accounts Argentina: Real Multilateral Exchange Rate Argentina: Official Peso Exchange Rate and Blue Chip Swap (BCS)

84 USD outflows due to international travel are close to US$1 bn per month FDI negative due to Telefonica, HSBC, Total leaving Argentina (Carrefour, BK, next?) Argentina: Exchange Balance of Payments - FDI Argentina: Services Balance of Payments Last 12 Months

85 Argentina: Real Interest Rates Argentina: Inflation Expectations and Policy Rate Interest Rates jumped up to defend the Peso This will likely impact economic activity in the months ahead

86 After the major loss in Buenos Aires, the market will focus on Milei Ž s performance in national elections Federal elections to renew ½ of lower house and 1/3 of the Senate will be held on Oct. 23 Aggregated Polls – Argentina Coalitions Aggregated Electoral Polls - Argentina

Chile 03

Center - left 41% Center - right 30% Right 17% Center 6% PDG 5% Independents 1% 88 2025 general elections First round becomes harder to predict Communist candidate J. Jara leads the polls but would likely lose in a runoff against Kast or Matthei. Jara’s popularity could influence the composition of the Chamber of Deputies. Potential political shift to center - right government would support Chilean economy and risky assets. Source : Cadem , Criteria , Panel Ciudadano, Pulso Ciudadano and B&W as of July 14th, Vinci Compass . Chamber of Deputies simulation Based on 2024 municipal councilor elections Communist candidate ranks first in polls %

Trend growth remains around 2%. Investment is projected to return to positive territory. 89 Growth acceleration faces limitations IMF recommendations to achieve higher growth Faster Investment approvals; Greater labor force participation; Public - private R&D collaboration; Harness critical minerals and renewable energy. IMF recommends a series of measures to help boost growth to approximately 3%. Source : Central Bank of Chile, Vinci Compass , International Monetary Fund . GDP growth and contribution by expenditure components % | percentage point

90 Fiscal stance emerges as a concern Source : Chilean Budget Office. Government missed its fiscal target in 2024 and is likely to do so again this year. Most corrective measures will require congressional approval. Autonomous Fiscal Council warns that, if the current trend continues, the prudent debt level would be reached by 2027 . % of GDP Fiscal plan 2025 0.42 Corrective measures 0.17 Administrative measures 0.04 Revenue increases 0.13 Spending cuts 0.25 Legislative measures 0.20 Revenue increases 0.06 Spending cuts 0.55 Change in Structural Balance target 0.97 Total adjustment to accomplish target Fiscal balances % of GDP

Mexico 04

92 Key issues * Source: Vinci Compass. June 2025 Judicial Elections : All nine Supreme Court seats were won by candidates tied to Morena, giving the ruling party control over all three branches of government and weakening institutional checks and balances. Low turnout and strong mobilization by Morena helped secure their dominance. Important to maintain fiscal discipline in order to remain the investment grade rating, so the government has little room for increased spending. Financial aid to Pemex and high investment needs. Inflation that is still above target and a Banxico that has aggressively lowered rates. Trade challenges and UMSCA review, as well as a new relationship with Trump.

Where are we regarding constitutional bills?

VINCI COMPASS

Bill (Focus Area)	Description	Possible Impact	Presented by AMLO or CSP	Lower House	Senate	Approval (24 M)
Judiciary	Judges and high-ranking justices will be elected by popular vote, aligning the judiciary with the executive branch	The overhaul could hinder the system of checks and balances, expanding the Executive power; Lengthy implementation	López Obrador	Yes	Yes	Passed
Energy	Strengthens CFE as a public enterprise with obligation to provide goods, regardless of its profitability	Uncertainty in the sector	López Obrador	Yes	Yes	Passed
Social Welfare	Stipend for women over 60	Government spending could be further pressured	Sheinbaum	Yes	Yes	Passed
	Minimum wage increase above inflation	Possible upside risk for inflation	López Obrador	Yes	Yes	Passed
Autonomous Bodies	Dissolves autonomous bodies (COFECE, IFT, etc). Eliminates safeguards and makes public policy less predictable	Elimination of antitrust and telecom regulator is a direct violation of USMCA. New entity will take this roles.	López Obrador	Yes	Yes	Passed
Pensions	States tha pensions must equal 100% of a workers final salary and includes a MXN $64 billion fund to address rising cost	Heightens fiscal risks	López Obrador	No	No	
Electoral	Mirros the failed 2022 reform that would reduce spending on electoral system and modify the composition of congress	Twists in the electoral system	López Obrador	No	No	
Labor Week Reduction	Reduces the work week from 48 to 40 hrs, requires that employees receive extra pay for hours worked in excess	It could increase labor cost for companies and fiscal risks for the government	Sheinbaum	No	No	Gladual hours reduction agreement, pending approval

Other Reforms from López Obrador's agenda:

Approved: National guard, Universal scholarships, Housing guarantee, Support for unemployed youth, Railroads, Indigenous population, Gender parity and Prohibition on genetically modified corn.
Pending: Changes to criminal code, Mining, Water, Austerity, Fracking prohibition, Education and Labor, Insurance for delivery workers.

* Source: Euroasia Group.

93

- 3.0 - 3.2 - 2.8 - 2.2 - 1.7 - 1.4 - 1.4 - 1.9 - 0.8 - 3.9 - 3.7 - 3.2 - 3.6 - 3.6 - 4.4 - 3.9 - 2.7 - 1.0 - 2.1 - 2.3 - 3.8 - 3.8 - 4.3 - 4.3 - 5.7 - 3.9 - 3.3 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 30.6 30.9 33.2 34.8 32.3 29.7 28.2 27.5 31.4 34.4 34.5 35.7 35.6 38.4 41.1 44.9 47.2 44.5 43.6 43.2 50.2 49.2 47.7 46.8 51.4 52.3 52.3 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 8.4% 8.7% 8.3% 8.7% 9.6% 9.8% 10.8% 12.0% 12.4% 12.8% 11.5% 12.3% 14.8% 15.4% 17.2% 14.7% 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 94 Key events Debt on a downward path Important to maintain fiscal discipline in order to continue with investment grade rating. The Federal Government has set a target of reducing fiscal deficit to 3.9% of GDP in 2025 from 5.7% in 2024. By 2026, fiscal deficit is expected to decrease to 3.3% of GDP. * Source: Vinci Compass. Government Debt (% GDP) Financial Cost (% of Public Revenues) Public Sector Financial Requirements (% GDP)

Colombia 05

Politics

"One more day is one day less"

Petro's approval is only better than 2 precedent governments since 1994


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Uribe 1
Uribe 2
79%
80%
Santos 1
49%
Santos 2
35%
Samper
32%
27% Duque
20%
Pastrana
Petro
34%
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48
Meses en el gobierno

2025 reflects a persistent governability crisis for

- 2024 closed as a challenging year for the relationship between Petro and Congress following a complete collapse of government coalition;
- Petro's declining popularity, corruption scandals and his public clashes with traditional political parties have led to defeats across his core reforms: Healthcare, Budget (Tax) Education and Labor have been shelved by Congress;
- The later prompted multiple rounds of resignation and reshuffles that continues to weaken effectiveness of Petro's government.

Petro's governability has weakened further


Indice (100 = Aprobación inicial)
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
81%
SHEINBAUM
LULA
36%
PETRO
BORIC
32%
32%
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45
Meses en el gobierno

Political forces will be focused on 2026 presidential elections

- No change on Petro's ability to approve its agenda: Political weakness and pre-election sentiment in the country making increasingly unlikely that pending reforms will be approved;
- Current landscape now suggesting high potential for an unprecedented regime change in Colombia's history with risk assets starting to strongly price that scenario;
- Dispersion is high among candidates, but we believe government will decisively change to the right. Outsiders like Vicky Davila could be hard contesters.

Alianza, Credicorp Capital.

96

Politics

Petro's agenda continues to radicalize as elections approach

VINCI COMPASS

1H25 was full of developments in Colombia

Key events

#1 Years of A new major setback was observed for the government in Congress, with the rejection of Popular Consultation.

#2 Petro called people to demonstrate on the streets, with very limited success

#3 As a result, Petro announced he would overpass Congress' decision not to hold a referendum on the labor reform and pass it via decree. This action violates several constitutional processes, further demonstrated by Constitutional Court and State Council rejection.

#4 As he sparked an intense legal debate and institutional stress, the assassination of pre-presidential candidate Miguel Uribe, reminiscent of the politically violent 1980s and 1990s, triggered a widespread condemnation and **that could pave the way for the turning point in the country.**

Voter's top characteristics for next president



Honesty 27.6%
Firm stance on security 19.2%
Leadership 9.6%
Experience 7.8%
Defender of democracy 7.1%
Not a traditional politician 6.9%
Respect to institutionality 6.3%
Conciliator 4.1%
Innovative 3.6%
Other/NA 7.8%
0% 5% 10% 15% 20% 25% 30%

Colombia's main issues for voters



Healthcare 23.7%
Lack of Security 20.3%
Corruption 15.9%
Cost of Living 10.3%
Unemployment 9.4%
Access to pension 4.9%
Access to education 4.7%
Inequality 3.3%
Climate Change 1.9%
Immigrants 0.9%
War on drugs 0.9%
Democracy 0.7%
Polarization 0.5%
Other/NA 2.6%
0% 5% 10% 15% 20% 25%

Alianza, Credicorp Capital, BTG, JPM.

97

125 96 114 70 80 90 100 110 120 130 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Household Government Investment GDP 13.3 14.1 8.7 12.1 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Colombia Chile Mexico Brazil Macro & Fiscal Better macro overshadowed by fiscal damage Activity continues to show resiliency led by private consumption while inflation has continued its downward trajectory leavin g t he door open for BanRep’s to accelerate cuts. Fiscal is the elephant in the room with risks materializing in a worse than expected fashion after governmen t a ctivated the escape clause in the fiscal rule with no clear policy towards fiscal consolidation. In response, both Moody’s and Fitch downgraded Colombia’s cred it ratings. GDP Breakdown (100 = 4Q19) 14.75 9.25 8.5 5 0.0 5.0 10.0 15.0 20.0 Jun-15 Oct-15 Feb-16 Jun-16 Oct-16 Feb-17 Jun-17 Oct-17 Feb-18 Jun-18 Oct-18 Feb-19 Jun-19 Oct-19 Feb-20 Jun-20 Oct-20 Feb-21 Jun-21 Oct-21 Feb-22 Jun-22 Oct-22 Feb-23 Jun-23 Oct-23 Feb-24 Jun-24 Oct-24 Feb-25 Brazil Colombia Mexico Chile LatAm CB’s policy rate (%) 98 Inflation vs. Peers (% YoY ) MTFF 2025 (Jun - 25) Financing Plan 2025 Budget bill (jul - 24) MTFF 2024 (jun - 24) 2023 (% of GDP) 17.0 18.4 19.3 17.5 18.7 Total revenues 15.5 16.8 17.8 16.3 16.6 Tax reveneus 0.1 0.1 0.1 0.1 0.1 Non tax reveneus 0.2 0.3 0.2 0.2 0.3 Special funds 1.2 1.3 1.2 0.9 1.7 Capital revenues 24.2 23.5 24 22.7 23 Total expenditure 4.7 4.8 4.7 4.7 3.9 Interest payments 19.5 18.6 19.3 18 19.1 Primary expenditures - 2.4 - 0.2 - 0.1 - 0.5 - 0.3 Primary Balance - 7.1 - 5.1 - 4.7 - 5.1 - 4.2 Fiscal Defict Fiscal balance for 2024 and 2025 (%of GDP)

Key Takeaways 99 Contrasts in monetary policy cycle Brazil still has exceptionally high real interest rates (~11%) , reflecting the fiscal slippage of 2023 – 24 that has since been corrected. Mexico and Chile, by contrast, have already cut rates considerably ( Banxico from 11.25% to ~8% with further cuts expected; Chile’s easing cycle well advanced). This creates very different carry and capital gain opportunities across LatAm fixed income. Convergence in political trends Several countries are moving (or expected to move) towards more pro - market governments: Chile (2025 elections may bring center - right), Brazil (2026 elections likely competitive with center - right leading), Colombia (Petro weakened, rising probability of regime change), and Argentina (already under Milei’s pro - market shift). Mexico remains the exception, with a left - leaning administration, though it has been fiscally disciplined. Argentina as a special case The country made progress on fiscal consolidation but still faces major challenges: the peso remains overvalued, free float has not been fully allowed, and short - term inflation risks remain high when and if the devaluation/currency float.

Break

Global IP&S JAIME DE LA BARRA Head of Global IP&S

Global Investment Products & Solutions

Latin America's leading Investment Platform

R$230 billion in AuM[1] across Discretionary and Non-Discretionary strategies

Discretionary

- Separate Mandates
- Commingled Funds
- Pension Plans
- Global Solutions
- Custody & Execution
- Retirement Services
- Fund Services

Offering tailor-made local, global and regional solutions to clients

We offer clients access to tailored financial products through an open architecture platform, in-house asset allocation and risk management. Our discretionary strategies are designed to deliver sophisticated investment allocations and generate alpha in line with our clients' objectives in local and global strategies.

Non-Discretionary (Third Party Distribution)

- TPD[2] Alternative
  - Buyout
  - Secondaries
  - Growth / Venture Capital
  - Private Credit
  - Real Estate / Infrastructure
  - Semi-Liquids
- TPD Liquid
  - ETFs
  - UCITS Mutual Funds
  - Hedge Funds
  - SMAs

Bringing top tier global managers and world class GPs to Latin American clients

We provide our LatAm clients access to top tier global managers and world class GPs, carefully selecting a limited number of high-quality partners and delivering unmatched distribution services.

Notes: [1]Assets under management and advisory as of June 2025; [2]TPD stands for Third Party Distribution.

102

Jaime de la Barra Partner & Head of Global IP&S Fernando Lovisotto Partner & Head of Discretionary Global IP&S Dan iel Navajas Partner & Head of Third Party Distribution Global IP&S Leadership Highly experienced and well - recognized team 103 + 34 fully dedicated professionals across Brazil, Chile, Mexico and United States Brazil Investment Solutions Global Investment Solutions Strategic Partners Andre Simões Partner & Head of IP&S Brazil Michel Cukierman Partner & Head of Global Investment Solutions Antonio Gouvea Vieira Partner & Head of Strategic Partners Thiago Freitas Partner IP&S Brazil

Global IP&S

VINCI COMPASS

Local to Local

Providing local investors with local tailored managed funds and third-party products

Global to Local

Providing our proprietary relationship of global clients with tailored local liquid and alternative solutions

Fee Related Revenues[1]



Chile
Uruguay
Mexico
Brazil
Global
Asset Allocation by Country
70%
15%
9%
4%
1%



Custody & Execution
Pension Plans
Retirement Services
Commingled Funds
Fund Services
Separate Mandates
Global Solutions
TPD Liquid
TPD Alternative
Product Type
30%
25%
19%
7%
7%
5%
4%
3%

Local to Global

Providing local investors with access to our network of world-class GPs and top-tier global asset managers

Global to Regional

Providing regional liquid and alternative mandates to global investors

Notes: [1]Fee Related Revenues as of 2Q'25 YTD. Year-to-date values are calculated as the sum of the last two quarters

104

Global IP&S Discretionary 01

106 Who we serve Individuals Business Owners Entrepreneurs Single Family Offices Endowments Corporate Foundations Endowments Family and private foundations Retirement Plans Corporate Pension Plans Public Pension Plans We act as fiduciaries for a broad spectrum of individuals and institutions, each with its own objectives and risk appetite. That diversity of experience enables us to pinpoint and deliver best - practice solutions across every client profile. Source: World Bank, Worldometer and Preqin .

107 What we offer 107 Proprietary Research Customized Solutions Investment Expertise Open Architecture ESG OCIO Portfolio Construction Risk Oversight Reporting and Analytics Multi - Manager Funds Alpha - Driven Strategies Solutions

What we offer 108 Multi - Currency Implementation USD BRL MXN CLP Core Layer Strategic anchor of the portfolio Designed to deliver stable long - term beta Highly diversified, typically multi - asset Manager Selection Alpha Layer Targets excess returns through active management Diversifies sources of alpha beyond core exposures Includes manager selection in distinct asset classes and hedge funds Illiquid Alternative Alpha Layer Targets illiquid alternatives to enhance returns Includes private equity, private credit, infrastructure, and real assets Diversifies exposures while capturing the illiquidity premium Opportunistic Ideas Alpha Layer Captures high - conviction short - to medium - term views Exploits dislocations or thematic plays (e.g., reflation trades) Flexible capital deployment, often smaller allocation

Who we are 109 ~R$ 50 bn Assets Under Management¹ All Over the World + 1000 Mandates ~ 30 % Institutional Investors 35 people Senior Team Highlights The Global IP&S strategy manages ~R$ 50 bn in discretionary mandates Notes: As of June 2025

Organizational Alpha Turning culture, governance, and talent into a repeatable source of alpha 110 Culture Global Presence & Local Insight Network Talent Governance Brand

Strategies Implementation In - House Strategy Line - Up 111 Liquid Strategies Illiquid Alternatives Absolute Return Strategies Dynamic Tactical Tilts Opportunistic Ideas Multi - Asset Allocation In - house & External managers External Managers In - house & External managers Tactical Asset Allocation Committee In - house Managers In - house Managers Value Added Alpha - Seeking Beta - Tracking Products and Services Currencies Vinci Valorem FIM Vinci Selection Equities FIA Vinci International R$ R$ $ Vinci Valorem FIM Vinci Selection Equities FIA R$ $ Vinci Auguri FIC FIM Vinci Retorno Real Vinci Potenza Vinci Absolute Return R$ R$ R$ $ R$ $ Tactical overlay on multiple strategies Argentine | Reflation Fund Vinci Special Opportunities $ $ OCIO Bespoke Mandates Balanced Mandates R$ R$ $ R$ $ $

Recognized Excellence in Asset Management Validated by industry awards and Moody’s top - tier rating 112 Excellent Rating Moody’s Investors Service assigned an Excellent rating, reflecting Vinci’s high - quality attributes. Vinci Valorem Spotlight for Low - Volatility commingled Funds in 2021 and 2022 Best of the Year in 2020. Vinci Valorem 2019, 2020, 2021 and 2022 Vinci Selection FIA 2016, 2018 and 2020 Vinci Retorno Real 2023 Vinci Valorem 4 stars in the “Onde Investir ” guide for 2020 Vinci Selection FIA 3 stars in the “Onde Investir ” guide for 2020 Vinci Selection FIA 5 stars rating in 2020

How we deliver 113 01 08 02 07 03 04 05 06 Investment philosophy Articulate the core principles that govern every investment decision and portfolio action Investment objectives Reflect the client’s liabilities, constraints and risk appetite Strategic Asset Allocation Based on expected returns, volatility, and correlations among asset classes Portfolio construction and implementation Rebalancing Policy, Tactical Asset Allocation and Implementation Reporting & transparency Articulate the core principles that govern every investment decision and portfolio action Performance measurement and attribution Benchmarking and performance attribution Risk management framework At multiple levels: total fund, asset class and manager Manager selection and monitoring Quantitative and qualitative analysis, operational and ESG DD Our Investment Process

Vinci Strategic Partners

Global Alternatives

VINCI COMPASS

Ongoing outlook & Educational sessions

Alternative mandates

- Design **bespoke private-markets exposure**: diversified, well-governed, institution-grade due diligence
- **Open architecture** to select top managers/strategies globally

Alternatives advisory

- **Advise smaller clients** through the Vinci Compass platform to adopt alternatives
- **Consolidated reporting**: cash-flow tracking and NAV estimates

Fund of funds

- **Efficient** and **scalable solution** → Institutional access with periodic liquidity for individual investors
- **Local & offshore vehicles** to serve different investor types

Highlights

+150 funds invested

+15 Mandates

+40 Alternatives Advisory

+ US$500 mm Committed Capital

+28% IRR[1]	Brazil	**+1.2x** MOIC[1]
+15% IRR[1]	Global	**+1.5x** MOIC[1]

Growth roadmap

- LatAm family offices still **lag 10% behind global peers** → **headroom for growth** as regional portfolios continue to evolve toward global alternatives allocation
- **Evergreen structures** enable **simple**, **scalable** access for individual investors

Evergreen funds AuM forecast (US$ tn)



0.4
1.1
2024
2029

Competitive advantages

- **Local Platform Advantage** → Deep knowledge of regional markets and close relationships with top-tier local managers
- **Global Platform Reach** → Access to world-class investment opportunities and global due diligence capabilities
- **Access** → Differentiated, institutional-quality opportunities not broadly available
- **Strong Network** → Active presence at global industry events and onsite GP meetings for sourcing and evaluation
- **Experienced TPD** → Managing illiquid alternatives for institutional clients since 2010

Notes: [1]Gross MOIC and IRR as of December 2024; performance since inception in December 2010.

114

Global Investment Solutions 115 Highlights AuM R$ 18 bn 500 + Clients across 7 countries Exposure in many geographies Investing in both public and private markets Growth roadmap Competitive advantages Under penetration in the Mexican market presents significant opportunities for expansion Brazilian pensions remain under - allocated offshore → room to grow Individuals in Brazil increasing offshore exposure Latin American investors, excluding Brazil, exhibit limited exposure to hedge funds Cross - sell Vinci Compass funds across the regional client base Open Architecture  Long - standing partnerships with top - tier asset managers across Long Only, Hedge Fund, and Liquid strategies Independent Assessment  Advisory - fee model, no rebates. Decisions made from a true buy - side perspective Local PMs  Country - based portfolio managers tailor construction to local market realities Strong Network  Active presence at global industry events provides connectivity and insight Leveraging Vinci Compass Structure  Integrated research and investment teams deepen analysis and decision quality Global asset allocation Commingled funds Commingled funds for retail and institutional clients to scale efficiently Standardized portfolios by risk for small/mid tickets, enabling operational scalability Bespoke portfolios structured for larger tickets across liquid & hedge funds strategies Custom portfolios for institutional clients Notes: As of June 2025

Brazil Investment Solutions 116 Separately Managed Accounts (SMA) Strategy - specific funds across key asset classes Structures for retail and institutional investors Customized portfolios aligned to client risk/return goals Institutional expertise for full plans or specific mandates Tax - efficient model for HNWI via tailored vehicles Commingled Funds Growth roadmap Competitive advantages Concentrated market led by banks ; Vinci Compass is poised to gain share by leveraging our diversified platform to deliver customized, multi - asset solutions across macro scenarios Pension outsourcing management team trend favors specialist managers Cross - sell Vinci Compass funds to institutional and individual clients Experienced team  Deep market background and strong relationships with EFPCs and consultants Access to top notch managers  Close ties with leading managers and regular market updates Independent Assessment  Advisory - fee model with no rebates. Decisions made from a true buy - side view Strong Network  Active participation in global industry events enhances connectivity and insight Leveraging Vinci Compass Structure  Integrated research and investment teams elevate analysis and decisions AuM +R$ 20 bn 249 Funds/Vehicles Institutional Investors + 50% + 10 years Senior team with long history working together Highlights Notes: As of June 2025

Global IP&S Third Party Distribution 02

Pioneer Third Party Distributor in LatAm: 30 Years Track Record in Mutual Funds, ETFs and Private Investment Funds

VINCI COMPASS

Third Party Distributors Market Share[1,2]



VINCI COMPASS
15%
Competitor 1
11%
Competitor 2
8%
Competitor 3
7%
Competitor 4
7%
Others[6]
53%

R$181 billion

Traditional Investments » R$109 billion[7]

Client Type Breakdown



Institutional
72%
Intermediaries
23%
FO & HNWI
5%

Alternative Investments » R$72 billion[7]

Asset Class Breakdown



Buyout
33%
Secondaries
31%
Real Estate
19%
Private Debt
14%
Others
4%

Market Share

19% Andean & Mexican Pension Funds Offshore Mutual Funds Investments[1,4]

15% Andean & Mexican Pension Funds and Chilean Insurance Companies Offshore Alternative Investments Commitments[2,3]

6% LatAm Private Wealth Offshore Mutual Funds Investments[5]

Source: SP, CMF, SFC, SBS, CONSAR, Broadridge Saleswatch and Preqin
1 Pension Funds Investments in Offshore Mutual Funds (as of December 2024 for Chileand Colombia and September 2024 for Peru)
2 Estimated commitments to offshore Alternative Investments Funds as of December 2024 for Chilean and Colombian Pension Funds and as of September 2024 for Peruvian Pension Funds and Chilean Life Insurance Companies
3 Estimated commitment to offshore Alternative Investments Funds as of September 2024 for Mexican Afores
4 Mexican Afores Investments in Offshore Mutual Funds as of September 2024
5 Investments in Offshore Mutual Funds for Total LatAm Market (nor US Offshore), ex ETF, Money Market, FOF, Hedge, Fund Strategy - Active only)
6 Others include other Third Party Distributors and Managers with Direct coverage
7 As of June 2025. Traditional investments considers assets under distribution in Offshore Mutual Funds and ETFs. Alternative investments considers assets raised for offshore drawdown and semiliquid alternative funds

118

119 Competitive Advantages Dedicated TPD Business Team 10 Professionals 16 Average years of experience Attract top quality managers to maximize our share of wallet with investors Long term partnership approach providing holistic strategic advisory Single point of contact for fundraising in Latin America Deep knowledge of dynamic regulatory frameworks and local investment ecosystems 5 Argentina 23 Brazil 20 Chile 4 Colombia 10 Mexico 3 Peru 10 United States 4 Uruguay 8 11 17 79 Countries Offices Average years of experience Client facing professionals Direct Relationships with LatAm Investors Notes: Some partners and distribution people cover more than one segment.

Addressable Market

Liquid Funds

30
Years of experience

120+
Funds invested

13
Years of partnership in average



US$75 bn
US
US$15 bn
Global
US$10 bn
Europe
US$7 bn
China
US$9 bn
Japan
US$5 bn
India
US$18 bn
Asia²
US$6 bn
LatAm

LatAm pension funds' offshore MF & ETF allocations in regions and asset classes covered by our products

Equity | Fixed Income

US$21 bn Global Bonds

US$13 bn EM Corporates

US$7 bn High Yield

US$2 bn Financials

Notes: Considers Chilean, Peruvian, Colombian, Mexican and Costa Rica pension funds, Chilean local mutual funds and LatAm Intermediaries (excluding US Offshore) investments in Offshore Mutual Funds and ETFs
Refers to Equity investments in Offshore Mutual Funds and ETFs. ²Asia: Ex Japan, China and India

120

Market Size and Growth Opportunities for Mutual Funds and ETFs


6% CAGR
US$478 bn
US$630 bn
2024
2030e
Central America
Colombia
Peru
Argentina & Uruguay
Brazil
Mexico
Chile

Main Opportunities



» Pension Funds reform approved on Jan-25 will increase contribution rate from 10% to 15% by 2033



» 2020 Pension Funds reform: contribution rate will get to 15% by 2030 (currently at ~10%)



» Dynamic and growing private wealth market in LatAm



» As local interest rates decline, offshore investments stand to benefit from increased demand

Sources and countries considered:
Argentina (ANSES, SSN), Brasil (ANBIMA), Chile (SP, CMF, "Radiografía y perspectivas de los family offices para 2024, Ameris - El Mercurio Chile") , Colombia (SFC), Costa Rica (SUPEN), Mexico (CNBV, Consar, Indeval), Peru (SBS) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on understanding from insights gathered when discussing with clients and public information available

121

Overview of Strategies

Private Markets

14
Years of experience

+80
Funds invested

7
Years of partnership in average

+US$7.0 tn
LatAm Investors Total AuM

+2,500 / +580
Number of investors / Active in international alts

~3%[3]
Allocated to Private Markets

Buyout
- Global/US
- Europe
- Asia
- Mid Market
- Software

Private Credit
- Direct Lending
- Mezzanine
- Opportunistic Debt
- Specially Finance

Secondaries

Growth

Venture Capital

Real Estate
- Debt
- Core/Core+
- Opportunistic

Infrastructure
- Core
- Renewables
- Opportunistic

Hedge Funds

Semiliquids

Considers Brazilian, Chilean, Peruvian, Colombian, Mexican and Costa Rica pension funds, Chilean local mutual funds and LatAm Intermediaries (excluding US Offshore) investments in Offshore Mutual Funds and ETFs ; Vinci Compass' Analysis
3 Preqin, "The rise of Private Capital in Latin America", June 2025 & Preqin's State of the Market H1 2025, Jan 2025

122

Market Size and Growth Opportunities for Private Markets


17% CAGR
US$240 bn
US$109 bn
2024
2030e
Central America
Colombia
Peru
Argentina & Uruguay
Brazil
Mexico
Chile

Main Opportunities

- Alts. limits will increase until Aug-27, we expect additional allocation of US$4-5 bn to international GPs
- Access to the most active pension fund system in Private Markets with +US$150 mm ticket sizes
- Alts. limits increased from 15% to 30%. Definition of local investments requirements still pending to trigger the use of the additional US$50 bn
- Increasing allocation to private markets investments via semiliquids. Current 1% exposure expected to get to ~5% in the next 3-5 years

Sources and countries considered:
Argentina (ANSES, SSN), Brazil (ANBIMA), Chile (SP, CMF, "Radiografía y perspectivas de los family offices para 2024, Ameris - El Mercurio Chile"), Colombia (SFC), Costa Rica (SUPEN), Mexico (CNBV, Consar, Indeval), Peru (SBS) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available

123

124 Key Market Trends 01. Private Wealth Investors increasing demand to access Private Markets ( Semiliquids ) 02. 03. LPs looking for higher returns in middle market funds Lower minimum ticket sizes Immediate exposure Improved liquidity vs drawdown funds Access and increased visibility of the underlying holdings favor ETFs Consistent alpha generation is key to position active management Less efficient markets offer the largest opportunities for actively managed funds vs ETFs Mega buyout funds have been delivering single / low double digit returns and underperformed public markets Middle market funds offer lower valuations, leverage and are less dependent on the IPO activity Public Markets: Increased exposure to ETFs vs mutual funds, specially in efficient markets such as US Source: Vinci Compass, Pitchbook Benchmarks, Preqin Academy, Preqin Funds Performance (net multiples taken from mature primary buyout, venture and secondaries funds with vintages in 2000 – 2017, as of each fund’s last reporting date) and Cambridge Associates: When Secondaries Should Come First - Cambridge Associates

Equities ROBERTO KNOEPFELMACHER Partner and Head of Public Equities

Equities General Overview Strategies Overview Notes: ¹As of June 2025 +30 Portfolio Managers and Analysts. 85%+ of our combined investor base consists of Institutional Investors. R$15.6 billion in AuM¹ 126 LatAm Equity R$0.6bn Leverage the region’s advantages without the idiosyncratic risks of each country. Long Only By capitalizing on country - specific expertise and targeting assets often overlooked by regional investors, we unlock opportunities in niche markets with fewer participants. Country - Specific Equity Brazil R$10.8bn Chile R$2.6bn Mexico R$1.1bn Argentina R$0.4bn ▪ Long Only ▪ Dividends ▪ Small Caps ▪ Long Biased ▪ Others ▪ Long Only ▪ Small Caps ▪ Long Only ▪ Long Only ▪ Small Caps

127 LatAm Public Equities Investment Team 2 Portfolio Managers Regional LatAm Strategies Portfolio Managers Country Specific Strategies In Mexico 1 PM In Brazil 3 PMs In Argentina 1 PM In Chile 2 PMs Partners Vinci Compass Luis Guedes PM Equities Luiz Otavio Laydner Head of Research Brazil Roberto Knoepfelmacher Head of Equities, PM Fully Dedicated Investment Professionals Macroeconomic Research Data Science Trading 15

Long - Only 2010 128 Vinci Compass Combined Platform Offerings Vinci Mosaico Strategy Long - Only; 2010. Valor Strategy Dividends; 2011. Vinci Total Return Long - biased; 2019. Argentina Strategy Long - Only; 2010. Chile All Cap Strategy Long - Only; 2016. Chile Small Cap Strategy Long - Only; 2003. Mexico Strategy Long - Only; 2012. Latin America LatAm Strategy Current offerings of the combined Public Equities vertical Argentina Brazil Chile Mexico

129 Top - Quartile Domestic Performance Mosaico Performance Since Inception 1 570% 124% Mosaico Ibovespa Alpha: 446% 1,451% 369% GAS Dividendos Ibovespa GAS Dividendos Performance Since Inception 2 Alpha: 1,083% 268% 58% Crece+ Mexbol IPC Crece + Performance Since Inception 3 Alpha: 210% 181% 97% Chile Equity IPSA Chile Equity Performance Since Inception 4 Alpha: 84% 1 Considers Vinci Mosaico FIA, since inception in 12/07/2010 2 Considers Vinci GAS Dividendos , since inception in 19/09/2005 3 Considers Chile Equities, since inception in 24/08/2016 4 Considers Crece +, since inception in 01/02/2012

130 Attractiveness of the Brazilian Market Interest Rate – Major Emerging Markets 0 2 4 6 8 10 12 14 16 Jan-09 Jun-09 Nov-09 Apr-10 Sep-10 Feb-11 Jul-11 Dec-11 May-12 Oct-12 Mar-13 Aug-13 Jan-14 Jun-14 Nov-14 Apr-15 Sep-15 Feb-16 Jul-16 Dec-16 May-17 Oct-17 Mar-18 Aug-18 Jan-19 Jun-19 Nov-19 Apr-20 Sep-20 Feb-21 Jul-21 Dec-21 May-22 Oct-22 Mar-23 Aug-23 Jan-24 Jun-24 Nov-24 Apr-25 Brazil Chile Colombia Mexico Poland South Africa 22.4 18.7 18.3 14.6 14.2 13.9 13.4 12.7 12.5 12.5 12.4 11.9 11.7 10.7 10.4 10.1 8.6 7.4 4.3 India Taiwan Kwait Malaysia China Saudi Arabia Indonesia Average Mexico Qatar Chile South Africa Hong Kong Greece Poland Philipines Brazil Colombia Turkey P/E NTM The Brazilian stock market currently has a compressed P/E Ratio when compared to other emerging market peers With other major emerging markets cutting rates, Brazil is the only country currently raising interest rates

131 P/E NTM IBOVESPA (‘000 points) Selic Rate (%) Attractiveness of the Brazilian Market Historical data shows that the IBOVESPA tends to appreciate after the end of the monetary tightening cycle. 0 2 4 6 8 10 12 14 16 18 20 Jan/04 Apr/04 Jul/04 Oct/04 Jan/05 Apr/05 Jul/05 Oct/05 Jan/06 Apr/06 Jul/06 Oct/06 Jan/07 Apr/07 Jul/07 Oct/07 Jan/08 Apr/08 Jul/08 Oct/08 Jan/09 Apr/09 Jul/09 Oct/09 Jan/10 Apr/10 Jul/10 Oct/10 Jan/11 Apr/11 Jul/11 Oct/11 Jan/12 Apr/12 Jul/12 Oct/12 Jan/13 Apr/13 Jul/13 Oct/13 Jan/14 Apr/14 Jul/14 Oct/14 Jan/15 Apr/15 Jul/15 Oct/15 Jan/16 Apr/16 Jul/16 Oct/16 Jan/17 Apr/17 Jul/17 Oct/17 Jan/18 Apr/18 Jul/18 Oct/18 Jan/19 Apr/19 Jul/19 Oct/19 Jan/20 Apr/20 Jul/20 Oct/20 Jan/21 Apr/21 Jul/21 Oct/21 Jan/22 Apr/22 Jul/22 Oct/22 Jan/23 Apr/23 Jul/23 Oct/23 Jan/24 Apr/24 Jul/24 Oct/24 Jan/25 0 20 40 60 80 100 120 140 160 Thousands Sources: Central Bank of Brazil; B3 and Bloomberg

132 Attractiveness of the Brazilian Market Yearly Allocation to Equities by Local Funds x EoP Ibovespa P/E 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x 12.0x 14.0x 16.0x 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% 18.00% 20.00% Dec-10 Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 Dec-22 Dec-23 Dec-24 Jul-25 Equity Share (%) (LHS) PE Ibovespa (RHS) We expect investor flows from Brazilian investors as Brazilian Real Interest Rates lower P/E Multiples Ratio IBOV/S&P500 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 Sep/07 Feb/08 Jul/08 Dec/08 May/09 Oct/09 Mar/10 Aug/10 Jan/11 Jun/11 Nov/11 Apr/12 Sep/12 Feb/13 Jul/13 Dec/13 May/14 Oct/14 Mar/15 Aug/15 Jan/16 Jun/16 Nov/16 Apr/17 Sep/17 Feb/18 Jul/18 Dec/18 May/19 Oct/19 Mar/20 Aug/20 Jan/21 Jun/21 Nov/21 Apr/22 Sep/22 Feb/23 Jul/23 Dec/23 May/24 Oct/24 Mar/25 PE IBOV/S&P 500 Average -1 Std. dev. -2 Std. dev. We also expect foreign inflows due to a more expensive S&P 500 along with compressed multiples for Brazilian companies

133 Mexico and Chile Opportunities for Equities Chile Steady domestic flows from growing pension AuM ; Improved liquidity & sponsorship for quality equities; Positioning : liquid, well - governed leaders with resilient earnings. Mexico Mexican Pension Funds Exposure to Equities (in US$ billions) 21.5 25.4 28.3 28.2 32.1 37.2 37.9 38.9 42.8 45.2 5.0% 5.5% 6.0% 6.5% 7.0% 7.5% 8.0% 8.5% 0.0 10.0 20.0 30.0 40.0 50.0 2019 2020 2021 2022 2023 2024 2025e 2026e 2027e 2028e US$b in Mexican Equities Allocation (%) to Mexican Equities Sources: Central Bank of Brazil; B3 and Bloomberg. 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2Q24 4Q24 2Q25 US$ millions Investment Average Mining - led investment recovery toward historical highs, expected to lift GDP over the next several years; Copper/ energy - transition tailwind supports multi - year demand; Positioning : low - cost, capital - disciplined producers and select suppliers. Historical Private Investment (LTM) Investment Distribution 39% 26% 18% 11% 3% 3% Mininhg Energy Public Works Real Estate Tecnology Others

UCITS Opportunity

Protection, liquidity, reach. Institutional access at scale.

VINCI COMPASS

UCITS — What it offers

- EU-regulated structure with high **investor protection**;
- Widely accepted by **global allocators**;
- **Required** by key LPs (e.g., Chilean pensions).

Competitive Advantages

Team
Experienced teams in key LatAm markets;

Distribution
Strong ties to global and domestic LPs;

Proof point
Prior large UCITS LatAm fund at Compass.

Potential Future Products

- Mexican Equities;
- Andean Equities;
- LatAm Local-Currency Fixed Income.

TAM of Offshore Cross Border Equity Funds and ETFs	**LatAm Funds** US$10 billion	**Brazilian Funds:** US$10 billion
Target share	**7,5%** Compass achieved a 16% share in 2020	**5%**
Target Fund AUM	**Vinci Compass LatAm UCITS** US$750 million	**Vinci Compass Brazil UCITS** US$500 million

Sources: Vinci Compass, Bloomberg and Morningstar.

134

Forestry LUIZ CANDIOTA Head of Forestry

136 Brazilian Forestry Market Sets the Global Pace US$20 billion in planned investments through 2028 Brazil leads the world in eucalyptus wood productivity 10.2 million hectares of planted forests on degraded land 4.92 billion tCO ₂ eq stored in planted and conserved areas #1 global exporter of pulp – US$12.7 billion in exports Source: IBÁ - Indústria Brasileira de Árvores

Vinci Compass Lacan

Strong Presence in Brazil

VINCI COMPASS

AuM — **US$280 million** of Forestry AuM

Strategy — Planting commercial forests in cleared or degraded land to **supply sustainable wood to major forest-based companies** with carbon credits as an upside

Sustainability — **FSC-certified commercial forests** and ecological restoration projects in the Cerrado and Mata Atlântica biomes

VINCI LACAN'S PRESENCE

Mato Grosso do Sul
> 87,700 hectares planted
> 28,300 hectares in conservation

Mato Grosso
> 13,300 hectares planted
> 5,400 hectares in conservation

Santa Catarina (SC)
> 2,800 hectares planted
> 2,400 hectares in conservation

São Paulo (SP)
> 3,700 hectares planted
> 1,300 hectares in conservation

146,000 hectares of planted forests and preserved areas in four different states



MT
MS
SP
SC

137

138 Growth Strategy Virtuous Circle for AuM Growth ¹TAM: Total Addressable Market Source: Global Sustainable Investment Alliance: “ Global Sustainable Investment Review 2022 ” LatAm Advantages TARGET REGION Available land and high productivity Good governance and legal framework Green Investment Agenda INVESTORS DRIVERS Significant expansion of TAM¹ (x 10.000) Decarbonization agenda will increase carbon credits demand and price Global investors necessity to align to green standards and EU taxonomy Rise in Demand for Forest Products INVESTMENT DRIVERS Forest products as a substitute for fossil products Carbon credits as a value creator for new product uses Rise in GDP per capita in emerging markets will increase demand for forest products

139 Growth Strategy Positioning as a Leading Nature Based Solution (NBS) Platform in LatAm Core Business New Market Opportunities TARGET REGION From a local TIMO to a leading manager of NBS Become a global reference in ESG Higher sustainable credentials – Article 9 under SFDR and IS Funds ( Anbima ) VISION Significant capital inflow towards green investments LatAm (especially Brazil) is set to become the Mecca of green investments OPPORTUNITY Products that mix planted forest for scale and restoration for quality premium in carbon credits and biodiversity Greenfield and brownfield portfolio Carbon - focused funds Products that go upstream or downstream in the value chain Lacan as consolidation platform for NBS GROWTH STRATEGY ¹The fund is not registered as an article 9 fund, but it is aligned, according to the company’s understanding, with Article 9 of the SFDR

Growth Strategy

Positioning as a Leading Nature Based Solution (NBS) Platform in LatAm

VINCI COMPASS

Brazil is particularly well-positioned to supply NBS to the world at scale

FIGURE I: GLOBAL MAX. POTENTIAL FOR NBS IN THE MAIN 8 COUNTRIES AND EU (IN GTCO2 E PER YEAR)



Brazil
(~1.5 reforestation; ~1.2 avoided forest conversion; ~0.2 other)
2.9
China
1.9
Indonesia
1.9
EU
1.5
India
0.8
Russia
0.7
Mexico
0.6
USA
0.6
Australia
0.5
Forest
Agriculture
Wetland

Brazil has the potential to be **the largest carbon sink in the planet**, thanks to its reforestation and afforestation capabilities

Source: Griscom et al (2017), Roe 2019, BCG

140

Growth Strategy

Transition from TIMO to NBS Firm

VINCI COMPASS

TIMELINE AND NEXT YEARS



TIMO PHASE
transition
NATURE-BASED SOLUTION HORIZON
FUND LAUNCHES
4 year gap
fund 4
2 year gap
2012
2016
2020
2024
2026
2028
2030

	TIMO PHASE	NBS PHASE
Investor Base	**Mostly Brazilian** institutional investors	**NBS** investors
Client Focus	Return and **low risk**	Return and **decarbonization**
TAM	Brazilian **pension fund** industry	NBS **investors**
Fund Raising	Local and **foreign institutional investors**	**DFIs, corporations,** instutional investors and family offices
Pocket Size	Approx. **US$3 billion**[1]	**US$30.3 trillion**[1]
Target Region	**Brazil**	**LATAM** (esp. Brazil)

x 10.000 TAM size

[1]Abrapp oct/23 – pension funds Investments in structured products – considers PTAX: 5.00. [2]GSIA report – Global Sustainable Investment Review 2022

141

Infrastructure JOSÉ GUILHERME SOUZA Head of Infrastructure

Vinci Infrastructure

Overview

VINCI COMPASS

Consistent performance throughout diverse economic cycles from 2004-2025

Investment History

38
Companies /Assets[1]

08
Funds[1]

R$ 5.0 bn
Invested

Sectors
Energy, renewables, water & sewage, and transportation

Team

14
Professionals involved in Infrastructure management

20+
Years avg. Senior Management Joint Investment History

As of June 2025. 1: Considers Project Parvus and Projects Romulo, which were closed in 1Q24. Considers all contracted future tranches for the invested capital. This number includes amounts invested through FIP Brasil Energia, a fund managed by Vinci Compass' predecessor firm. Certain employees of the Manager co-managed this fund. Upon the inception of Vinci Compass in 2009, the management of FIP Brasil Energia remained with Vinci Compass' predecessor firm. Vinci Compass does not claim ownership of the track record related to assets acquired through FIP Brasil Energia. The U.S. Dollar amounts presented herein with respect to FIP Brasil Energia are based on the average foreign exchange rate during the year in which the applicable investments were realized. The consolidated track record presented herein does not consider the performance of FIP Brasil Energia, Vinci Energia FIP-IE ("Vinci Energy"), Vinci Credit and Development Fund and CBO. The investment strategies of Vinci Energy and Vinci Credit and Development Fund differ materially from VICC's strategy.

143

Vinci Infrastructure

Relevant Track Record Comparison

Strong portfolio performance both fundamentally vs. IBOVESPA and Basic Interest Rate (CDI), as of June 30th, 2025 (in R$)

Vinci returns have exceeded IBOVESPA and CDI over 20 years across various economic environments in Brazil



Vinci Compass
CDI
IBOVESPA[1]
Gross MOC
3.1x
1.5x
1.4x
4.0x
1.6x
1.5x
3.6x
1.3x
1.4x
1.5x
1.2x
1.2x
Gross IRR
75.2%
9.4%
9.2%
75.3%
9.3%
9.1%
55.7%
7.8%
8.7%
16.7%
12.3%
8.9%
Full Portfolio
Fully Realized (Legacy Portfólio, Vinci Infra II, Vinci FIP PCH)
Latest Realized (Vinci Infra II)
Active Fund (VIAS, VICC)

	Full Portfolio	Fully Realized	Latest Realized	Active Fund
IRR outperformance vs. IBOVESPA	65.8%	66.0%	47.9%	4.4%
IRR outperformance vs. CDI	66.0%	66.2%	47.0%	7.8%

1 Public equity market returns are based on hypothetical investments in and out of the Bovespa Index, an index of about 50 stocks that are traded on the São Paulo Stock, Mercantile & Futures Exchange (a.k.a. the BM&F Bovespa and herein the "Bovespa"), on a basis proportionate to Vinci Compass investments in and receipt of proceeds from the Vinci investments, from November 29, 2006 – June 30th 2025 with respect to Full Portfolio of investments in aggregate, from September 30, 2017 – June 30th 2025 with respect to Vinci Infra II, from June 30, 2016 – June 30th 2025 with respect to Vinci FIP PCH, and from March 16, 2022– June 30th 2025 with respect to Vinci Water & Sewage (VIAS). The securities comprising the Bovespa Index have substantially different characteristics than the investments of the relevant Vinci funds; for example, the portfolios of the Vinci funds are significantly more concentrated than the securities included in the index. This comparison is provided for illustrative purposes; Past performance of investments described herein is provided for illustrative purposes only, and is not indicative of the Fund's future investment results; there can be no assurance that the Fund will achieve comparable results or that the new investments will be successful in achieving its objectives. Legacy Portfolio is not structured as a typical infrastructure fund; unlike Vinci Infra II, Legacy Portfolio is comprised entirely of proprietary capital, and its returns are subject to neither a typical private equity fee structure nor certain transaction and other investment expenses borne by investors in Vinci Infra II.

144

Vinci Infrastructure

VINCI COMPASS

Equity oriented funds across different strategies and sectors

Core | **Evergreen (Yield)** | **Advisory**



Vinci Climate Change (VICC)

Thematic fund focused on sustainable and resilient greenfield infrastructure assets related to climate change mitigation and adaptation.

Vintage
2023

MIRA Energia



Vinci Transporte e Logística (VITL)

With expertise in the transportation and logistics sector, the fund aims to develop and manage strategic opportunities for new port concessions.

Vintage
2022

MARALTO



Vinci Água e Saneamento (VIAS)

Fund's strategy is based on building a portfolio composed of infrastructure assets in the water, sewage, and waste treatment sector.

Vintage
2021

Rio+ Saneamento



Vinci Infra Transmissão

Control-oriented fund focused on greenfield power transmission assets located in the Northeast of Brazil.

FULLY DIVESTED

Vintage
2017

lest

Água Vermelha Transmissora



Vinci Energia FIP-IE (VIGT)

Listed on the Brazilian stock exchange, as an evergreen fund. Objective is to acquire core brownfield power generation and transmission assets, focusing on distributing recurring income to its investors.

Vintage
2019

V2I ENERGIA



Fundo de Desenvolvimento da Infraestrutura Regional Sustentável (FDIRS)

Brazil's first privately managed fund to support infrastructure projects, through three main strategies:

- Structuring of new projects / concessions
- Guarantee instruments
- Investments in funds

Vintage
2024

Irrigation (MG)
Social Infra - Education (PA)
W&S (RS)

145

Vinci Infrastructure Team 146 Team with extensive experience in structuring, investing and divesting in an ample spectrum of sectors 10 Fully Dedicated Investment Professionals 4 Operating Partners / Senior Executives Investment Leadership José Guilherme Souza Partner and Head of Infrastructure 30 years of experience 20 at Vinci and predecessors Rodrigo Rocha Partner 29 years of experience 12 at Vinci and predecessors Source: Vinci Infrastructure

After years of underinvestment, recent government agendas have boosted private sector interest and recent investments Brazil Infrastructure Environment ▪ Significant underinvestment for decades ▪ Increasing reliance on private sector participation ▪ Government focus on attracting and facilitating private investments 147 2.32% 2.40% 2.35% 1.67% 1.64% 1.53% 1.70% 2.16% 2011 2013 2014 2016 2018 2020 2022 2024 Infrastructure investment in Brazil (as % of GDP) Private Public 56.4% 59.3% 60.5% 67.4% 70.5% 77.4% 81.5% 76.0% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024p Private participation in infrastructure investments (as % of GDP) Increasing private sector participation Source: ADBIB

Why Invest in Infrastructure in Brazil Now? 148 Entering a new wave of logistics auctions and concessions with sizeable and tangible opportunities R$63 bn Transport ation Airports Ports Highways Transports/Logistics investments made in Brazil during 2024 Brazil is emerging as Latin America’s digital hub, with growing demand for cloud and AI driving investments in sustainable data centers and 5G towers R$60 bn Digital Infrastructure Data Centers Substations Cell Towers Expected data centers investments in Brazil until 2030 R$203 bn Energy Transition and Climate Renewable Power Generation Transmission BESS Water & Sewage Driving decarbonization and growth by investing in generation, transmission, and storage — unlocking Brazil’s renewable potential beyond grid constraints Energy Transition investments made in Brazil during 2024 +6% YoY ( 24’ vs 23’) Source: BloombergNEF , Thymos , PILPI

Strengthening Our Infrastructure Footprint

Galeão (GIG), Rio de Janeiro

VINCI COMPASS

Vinci Compass' Infrastructure Fund has successfully signed an agreement to acquire 70% of RJA, which currently holds 51% of GIG Airport

GIG Highlights

Key Hub for Brazil: GIG is Rio de Janeiro's main international gateway, handling over 14 million passengers annually

Infrastructure & Potential: The airport is well-positioned to accommodate major international routes and wide-body aircraft

GIG serves as a major gateway into Brazil, **reinforcing Rio's strategic role in global and national air travel**

1 | Expected Auction 1Q 2026

2 | Concession period - until May 2039

Parking positions		24/7 Airport	Jet Bridges	Runways	Capacity
97 Aircrafts	68 Gates	99.98% Operational	100% Usage	2 Independent	37MM Pax Per Year



Current Shareholder Structure


Controlling Block
VINCI COMPASS
70%
CHANGI airport group
30%
Investment vehicle (RJA)
INFRAERO
49%
51%
Concession (GIG)

Source: RioGaleão and Vinci Compass

149

Growth Avenue: LatAm

Exposure to Infrastructure Assets Across Latin America

VINCI COMPASS

Overview of Focus Countries

Population
+650 mm habs
(larger than U.E.)

GDP
+US$7.0 tn
(larger than Germany, Japan or U.K)



OECD
Mexico
Population: 130 million
GDP: US$1.8 tn
Infra Investment (% GDP): 1.5%
Infra Quality[1]: 72

OECD
Colombia
Population: 52 million
GDP: US$400 bn
Infra Investment (% GDP): 2.5%
Infra Quality[1]: 64

Peru
Population: 34 million
GDP: US$280 bn
Infra Investment (% GDP): 2.5%
Infra Quality[1]: 62

Brazil
Population: 215 million
GDP: US$2.1 tn
Infra Investment (% GDP): 2.0%
Infra Quality[1]: 65

OECD
Chile
Population: 19 million
GDP: US$350 bn
Infra Investment (% GDP): 2.5%
Infra Quality[1]: 76

Large Infrastructure Gap

Investments still below sustainable development needs, creating room for high-impact capital deployment

Energy Transition Tailwinds

Strong pipeline in renewables, transmission, storage, water & sanitation, gas, and energy efficiency, supported by government plans

Scale & FX Diversification

Over US$100 billion in identified opportunities across Chile, Mexico, Colombia and Peru, with FX diversification benefits

Sources: FMI, GI HUB and CAF RED 2023
(1) infrastructure quality standards from the GI Hub Rating on a scale from 0 (worst) to 100 (best). High-income countries avg: 84.

150

Real Estate ILAN NIGRI and RODRIGO COELHO Co - Heads of Real Estate

152 Vinci Compass Real Estate Highlights | R$ 6.2 billion Assets under Management ( AuM ) in market value in 2Q’25, with over 65 assets in the portfolio +10 Funds Several sectors and strategies, traded on B3 and in an OTC environment ( Cetip ) +12.8 sqf | 1.2 sqm (million) GLA in assets under management | R$ 7.8 billion In more than 80 real estate transactions, generating an average IRR of 18% p.a. +560 thousand Investors in Vinci Compass Listed Real Estate Funds, accounting for more than 20% of Brazil’s REITs investors +80 % of AuM in perpetual funds Over US$ 900 million in publicly traded REITs, under a perpetual investment regime

153 Vinci Compass Real Estate Robust and Multi - Skilled Team Investment Leadership Ilan Nigri Partner & Co - Head of Real Estate 29 years of experience 16 years at Vinci Compass Rodrigo Coelho Partner & Co - Head of Real Estate 23 years of experience 13 years at Vinci Compass 14 Fully dedicated Investment Professionals Experienced Team Multi - segments Pioneer IR Platform Successful Partnerships Execution capability

Vinci Compass Real Estate Overview

New phase of growth: launching new vehicles, including Residential and Industrial Opportunistic funds, even amidst a high-interest rate environment

VINCI COMPASS

Vinci Compass Real Estate AuM Evolution



Malls
Industrial
Development
Offices
Agribusiness
Financial Instruments
Urban Commercial Properties
25% CAGR
2013-2Q'25
Launch of Mall Strategy
Launch of Industrial Strategy
Launch of Office Strategy
Launch of Financial Instruments Strategy
Launch of Urban Assets Strategy
Launch of Agribusiness Strategy
Launch of Residential Strategy
R$6.2bn
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2Q'25
Development Strategy
REIT's Diversification
Scalling Strategies
New Funds

As of June 2025. Source Vinci Compass, Anbima & B3

154

Main Funds

Our two largest Funds, VISC and VILG, are recognized as key players in the industry, showcasing consistent returns and high liquidity

VISC - Malls REIT (total return since IPO)



88%
56%
VISC
IFIX¹

NAV: R$ **3.6** billion | US$ **627** million
#Quotaholders: **+345.000**

VILG - Industrials REIT (total return since IPO)



45%
40%
VILG
IFIX¹

NAV: R$ **1.7** billion | US$ **295** million
#Quotaholders: **+146.000**

As of May 2025. Source Refinitiv Workspace. [1] IFIX – Brazil's Real Estate Investment Fund Index is compiled as a weighted average of a theoretical portfolio of shares of exchange-traded and OTC-traded real estate funds pursuant to criteria set forth in this methodology.

155

156 REITs Opportunity in Brazil During the last easing cycle, the REIT market was one of the fastest - growing among alternative investment classes in Brazil (42% CAGR, 2018 - 2021) As of May 2025 - Source Bloomberg, Quantum, B3 48 101 122 138 146 170 178 191 0 50 100 150 200 250 0% 2% 4% 6% 8% 10% 12% 14% 16% 2017 2018 2019 2020 2021 2022 2023 2024 2025 Brazilian REIT Market Cap Evolution (R$ billion) Nominal Selic Rate 42% CAGR 2018 - 2021 R$ 191 bn 42% CAGR Brazilian REIT Market Cap In May’25 Brazilian REIT Market Cap 2018 - 2021

157 REITs Opportunity in Brazil As of May 2025. Source B3, Quantum, Statista. As of December 2024. Source B3, CNN Brazilian REIT Market could more than triple if it reaches the GDP share of a developed country like the US The boom in the Brazilian REIT market has generated a vast number of sub - scale funds, originating a fragmented market REIT Market Cap as a % of GDP Brazilian REIT Market Cap Potential (R$ billions) Considering the current level of GDP 5% 2% 178 REIT Mkt Cap May 25 402 Potential Growth 580 Potential REIT Mkt Cap 3.25X 2% 5% Number of REITs Average AuM per REIT (US$ millions) 197 444 2.25x 70 6.959

REITs Opportunity in Brazil

Close to a new easing cycle, possibly reducing 500 bps of Selic's interest rate[1], this scenario favours the REITs market in Brazil, unlocking AuM growth, follow-on and new public offering's opportunities



Selic Nominal Rate 2025-2028
Effective Nominal Selic Rate
Focus Selic Rate Estimates
16%
15%
14%
13%
12%
11%
10%
9%
8%
2025
2026
2027
2028

Favorable scenario for share value growth

Market conditions for follow-on and fundraising on new strategies



Market Cap x NAV (R$ billions)
6.9
28%
AuM Growth Potencial
without new Public Offerings
5.4
NAV
Market Cap
Vinci Compass Listed REITs

As of May 2025. Source Bloomberg, Quantum, B3, Focus - Market Readout'. [1] The Focus – Market Readout summarizes the statistics calculated over market expectations collected for price indices, economic activity, exchange rate and Selic rate, among others in Brazil.

158

159 REITs Opportunity in Brazil Promising opportunity to double the number of investors with exposure to REITs by exploring the stock market potential ¹As of December 2024. Source B3, CNN Daily Liquidity Tax Incentives REITs Advantages 28% CAGR | Brazilian REIT Number of Investors 2018 - 2024 (thousand) 208 2,753 5,300 2018 2024 Potential REITs Market Equities Market 13.2x +92% 5.3 million Investors¹ in Brazilian Stock Market 51% retail Investors In REITs market 2.5 million Investors Target opportunity among retail investors

160 Opportunistic Development Funds Disciplined development in logistics and residential, strengthening diversification and earnings power. Institutional - grade offering for pension funds and family offices seeking diversification and differentiated returns Why it matters for VINP Complements income strategies, adds carry optionality with clear, repeatable exits Focus : Strategic logistics hubs near demand corridors Execution : Develop/reposition Class A warehouses for urban distribution Risk : Inflation - linked leases; diversified tenants; rigorous underwriting Monetization : Sell stabilized assets to long - term owners Focus : Prime, high - liquidity neighborhoods Execution : Boutique, high - quality projects with disciplined delivery Risk : Top - tier partners; phased capital; pre - sales visibility Monetization : Unit sales at completion Industrial/ Logistics Residential

LatAm Markets: Vinci Compass' Main Focus

Scale, Segment Diversity, Institutional Readiness, Regulatory Clarity, and Growth Potential

MEXICO

Large-scale, multi-segment market: 2025 CRE estimated US$64 bn (6.8% CAGR to 2030)

Sustained **growth in logistics** (nearshoring & e-commerce)

Transparent leasing and USD leases widespread

USD transactions **prevalent**

High foreign investor activity

CHILE

Stable, transparent market with solid institutional-grade office, logistics, malls, and residential

Robust governance, national treatment for foreign investors

Ranked among **most open markets in LatAm;** inflation-linked leases and transactions; high relevance of institutionals



1. CBRE and Mordor Intelligence

COLOMBIA

Mid-sized CRE market, fast-expanding industrial/logistics and growing multifamily

Improving regulatory clarity, trade treaties easing investment

Inflation and fiscal to be **monitored**

Room for early-mover **institutional investment**

GROWTH STRATEGY

Inorganic growth

Joint **ventures and partnerships** with established local managers

161

Private Equity CARLOS EDUARDO MARTINS AND GABRIEL FELZENSZWALB Co - heads of Private Equity

Total Portfolio Since Inception Awards and Achievements Best Investment Funds in PE 2022 Best Investment Funds in PE 2025 Grade A 2023 Private Equity Deal of the Year 163 Vinci Compass Private Equity¹ Professionals Involved 41 21 + Years Working Together Investments in 8 Funds 53 R$ 7.9 bn Equity Committed in deals Total Realized from Investments R$ 7. 7 bn R$ 1.5 bn In Co - Investments Investment history¹ Track Record¹ Across Funds in US$ 2.3x / 62.4 % Gross MOC / Gross IRR 1.8x / 44.3 % Net MOC / Net IRR Vinci’s Portfolio Companies as a real economy powerhouse Aggregate Revenues [Top 70 in Brazil] ~R$ 14 bn ~R$ 4 bn Aggregate EBITDA 109 k Aggregate Jobs Created [Top 10 in Brazil] Notes: ¹As of June 2025; ²As of December 2023 (excluding Compass Group) Vinci Compass Private Equity by the numbers A leading Brazilian Private Equity pioneer

Private Equity remains underpenetrated in LatAm Significant growth potential as penetration converges with developed markets 164 ¹Sources: IMF / World Bank estimates; S&P Global; Preqin ; LatinLawyer ; Vinci Compass Analysis Private Equity AuM / GDP per Continent¹ ~10% ~5% ~2% ~1% 0% 2% 4% 6% 8% 10% 12% North Am. Europe Asia-Pacific LatAm ~2% ~1% ~1% From a bottom - up perspective, Brazil’s PE market today resembles the US about 20 – 30 years ago. Limited capital and competition create opportunities to invest at lower entry multiples in globally proven thesis. Many Brazilian companies are solid but require equity capital and professional management to unlock growth. A large population and fragmented mid - cap market, with many family - owned companies.

165 11.3x 4.6x 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 11.0 12.0 VCP IV Deals US LBOs Valuations Annual average EBITDA multiples¹ VCP + VIR Strategies US LBOs 5.4x 1.4x 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 Leverage Annual average LBO debt multiples¹ Growth EBITDA CAGR: Global Buyout (2016 - 21) | Median CAGR, by year of exit³ 8% 27% – 0.1 0.1 0.2 0.2 0.3 0.3 VCP III PortCos US LBOs A distinct playbook from developed markets Lower leverage, better entry multiples, stronger growth 68% 92% 32% 8% 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 1.1 VCP + VIR Strategies US LBOs Multiple Expansion Growth Value Creation Drivers Multiple expansion's contribution to value creation² Growth levers: Notes: As of June 2025; Source: ¹AMERICAN INVESTMENT COUNCIL (5 - yr. Average) | ² The Private Equity Value Creation Report | Gain .pro | CEPRES Market Intelligence; ³ CAMBRIDGE ASSOCIATS

Our Investment Philosophy 166 Hands - on approach Actively support portfolio companies with management expertise and operational involvement Secular trends Target industries with durable, macro - driven tailwinds Growth Invest in companies with proven business models and management teams to foster growth Market focus Focus on upper middle - market enterprises in Brazil , adopting a partnership - oriented investment model Strong governance Establish robust governance frameworks to align stakeholders and ensure accountability Smart deal structuring Execute transactions with attractive entry valuations and tailored structures that protect downside and maximize upside Low leverage Favor conservative capital structures , avoiding excessive financial risk

We have two different strategies to tap the Private Equity Opportunity Complementary strategies Opportunity to share best practices and sector knowledge Synergy in deal origination VCP Vinci Capital Partners Equity Check Investment Company Size Influence Impact guidelines R$300 - 500 mm Primarily Cash Ins with flexibility for Cash Outs Upper Middle Market to Large Companies Control and co - control Potential Investments Aligned with, but not Exclusively Focused on, ESG Guidelines VIR Vinci Impact & Return R$50 - 150 mm SMEs (small - to - medium enterprises) Minority The mandate includes generating both attractive returns and ESG impact Cash In 167

Private Equity Strategy | Team 168 Senior leadership with +21 years working together alongside a stable and multidisciplinary team 23 years experience 18 at Vinci Compass and predecessors Gabriel Felzenszwalb 21 years experience 17 at Vinci Compass and predecessors Carlos E. Martins Chairman of PE & Head of VIR 33 years experience 23 at Vinci Compass and predecessors José (Pepe) Pano PE Co - Heads +9 Senior Investment Professionals, including a dedicated Value Creation lead +9 Investment Analysts / Associates, including 2 hires in 2025, strengthening the team

169 Our key competitive advantages Proven track record of strong returns, substantial capital distributions, long - standing senior leadership, and full alignment with our investors Pioneer in private equity in Brazil 8 funds raised and invested since 2004 53 Invested companies ; >100 M&As Robust and experienced team Partners have been working together for 20+ years 41 dedicated professionals in the Private Equity strategy Track Record of Alpha generation¹ 62% gross IRR to investors; 8x Public Markets 92% of value creation results from the increase in the profit of invested companies given our hand on approach Capital Return Capability ~100% of Invested Capital has been returned to investors 3.3x MOIC on Realized Investments Alignment of Interests R$ 1.2B committed by Vinci and partners in the strategy R$ 370MM Commitment in VCP IV Source: Vinci Compass Notes: ¹Since Fund I inception (2004)

170 Disciplined and tested approach to generating alpha Proprietary opportunities in companies that will benefit from secular growth trends and implement our hands on approach to generate long term value Aging population Circular economy Digitalization & AI, etc Identification of secular trends thesis 76% of proprietary deals Strong synergies from Vinci Compass ’ Platform 51% discount to listed peers (VCP IV) Proprietary Origination with Advantageous Negotiations Seller’s finance Downside and upside sharing mechanisms Preferred dividends Flexible and Creative Structures in Transactions 27% Avg EBITDA growth (VCP III) >100 add on M&As Digital transformation Team structuring Operational Value Generation Leading to Results Growth 4 IPOs on B3 and Nasdaq Mostly exits to strategics Tactical exits to financial sponsors Extensive Experience in Divestment Strategies Source: Vinci Compass

92% of value creation in our private equity strategy comes from core earnings growth 171 EBITDA Expansion Since Investment Selected Cases Growth levers Entry 2x 3x 4x >5x Arklok [IT Services, VCP IV] Camarada [Restaurants, NE III] Pro Infusion [Restaurants, NE III] Vero [Telecom, VPC III] Viv [Healthcare, VCP III] Agibank [Financial Services, VCP III] Human Capital M&A Tech / AI TAM Expansion Unit Expansion

IRR outperformance vs. IBOVESPA Average Annual Real GDP Growth Gross IRR in R$ Vinci Compass IBOVESPA MSCI Global Realized/ Partially Realized (2004 - 2Q25) 64 p.p . 2.1% Full Portfolio (2004 - 2Q25) 57 p.p . 2.1% VCP 76% 8% 12% – 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 65% 8% 14% – 0.1 0.2 0.3 0.4 0.5 0.6 0.7 Generating Alpha in Different Market Environments Private Equity Strategy has yielded an excess return vs public markets in R $ Realized/ Partially Realized (2004 - 2Q25) Full Portfolio (2004 - 2Q25) 23% 11% 12% – 0.1 0.1 0.2 0.2 0.3 21% 9% 12% – 0.1 0.1 0.2 0.2 0.3 VIR 12 p.p . 2.4% 12 p.p . 2.4% 172

Evolution of the Private Equity Strategy

Through consistent fundraising, Vinci has been expanding its Private Equity platform, adding new strategies and diversifying its LP base

VINCI COMPASS



R$16 bn
AuM
22x since
inception / 23% CAGR
R$0.7 bn
AuM
2009
2Q25

Recent Milestones

Fundraising: R$4 billion[1]
VCP IV fundraising **exceeded 2023 Investor Day guidance**

Capital Commitments: R$1.5 billion
40% of VCP IV already committed across 3 deals totaling R$1.2 billion

VIR IV completed its investment cycle in 2025 with 9 portfolio deals, committing R$326 million over the past two years

Distributions: R$537 million
VCP distributions totaling R$ 388M

VIR returned R$149 million through Camarada Camarão deal and dividends

Notes: [1]VCP IV fundraise core fund of R$3.1bn plus co-investment totalling R$4 bn capital pool for the entire vintage.

173

The road ahead

VINCI COMPASS

VIR V

Full focus on VIR V fundraising over the next 18 months

R$1.0 bn

~same size as the prior fund

VCP V

Close VCP IV's investment cycle by early 2027 to launch the fundraising campaign

2027

Kick-off of the fundraising campaign

Regional Expansion

Conversations with GPs in MX, CH, CO to Boost Deal Flow & Regional Capabilities

10-20%

Potential target allocation for ex-Brazil LatAm in VCP V

Capital Distributions

Driving DPI from VCP III, VIR IV, and potential early exits in VCP IV

DPI >1.0X

on VCP III and VIR IV

174

ALESSANDRO HORTA Chief Executive Officer Credit

Vinci Compass Credit

Platform at a Glance

VINCI COMPASS

LatAm reach, multi-strategy, institutional team

Key Takeaways

01
New phase of growth
Launching regional vehicles with a focus on private credit

02
Access to new markets & LPs
Compass footprint enables geographic expansion (assets) and broader fundraising (LP base)

03
Coverage across products
Public and Private credit strategies, ready to meet every client's needs and profiles

04
On-the-ground team
Dedicated investment professionals with long track record across LatAm markets

05
Cross-selling engine
Leverage Compass' long-standing relationships to place private credit solutions across the region

Credit AuM[1]
Breakdown by Strategy



3%
Agribusiness
5%
Diversified Private Credit
9%
Structured Credit & Confirming
11%
Opportunistic Capital Solutions
11%
Real Estate & Infrastructure Credit
24%
Hard Currency High Grade & High Yield
37%
Local Currency High Grade & High Yield

Notes: As of June 2025

176

Regional Credit Platform Cross - border reach with local execution 177 Local Currency High Yield (Argentina • Brazil • Chile • Mexico) Domestic - currency corporate & sovereign credit Active duration/credit selection for yield + liquidity Tailored mandates; risk managed by country dynamics AuM R$ 11.3 bn Structured & Confirming (Brazil • Peru) Receivables/ABS solutions; confirming & factoring at scale Asset - backed, tech - enabled origination and monitoring Focus on large buyers; finance SMEs in supply chains AuM R$ 2.7 bn Hard Currency High Grade (Argentina • Brazil • LatAm ) USD - denominated IG/HY across LatAm issuers Bottom - up credit selection; regional funds (not country - specific) Optional fixed - maturity sleeves for predictable cash flows AuM R$ 7.3 bn Diversified Private Credit (Brazil • Chile • Colombia • LatAm • Peru) Senior - secured loans across sectors; country & regional funds Local - currency (country - specific funds) and USD (regional) Flexible use: refinancing, growth, M&A, asset - backed AuM R$ 1.6 bn Notes: As of June 2025

Brazil - Anchored Credit Strategies Deep origination and active structuring 178 Opportunistic Capital Solutions Flexible capital across primary/secondary, legal claims & litigation finance Collateralized, downside - protected structures where possible Broad mandate to unlock complex, mispriced situations AuM R$ 3.3 bn Agribusiness Structured credit across the agri value chain Financing for producers, inputs, storage & logistics Sector depth via MAV integration; diversification by crop/region AuM R$ 0.9 bn Infrastructure Senior secured debentures; renewable - energy focus High - grade, long - tenor, ESG - integrated approach Mix of perpetual and closed - end vehicles AuM R$ 2.6 bn Real Estate Direct lending and CRI/MBS exposure with hard collateral Senior - secured structures; income plus downside protection Listed REIT vehicle complements private funds AuM R$ 0.8 bn Notes: As of June 2025

179 Credit Platform Leadership Marcello Almeida Partner & Head of Public and Private Credit Brazil Tomas Venezian Partner & Head of Public and Private Credit LatAm Marcelo Mifano Partner & Head of Opportunistic Capital Solutions professionals between investment, research, structuring and commercial teams +65

Opportunistic Capital Solutions 01 MARCELO MIFANO Partner and Head of Opportunistic Capital Solutions

181 Opportunistic Capital Solutions 01 02 03 04 05 Vintages 4 AuM R$3.3 bn Core Investment Strategies 3 Professionals 18 Investments Made 2 111 Investor Perspective 13.5% to 16.5% Net IRR of 3 Vintages 3,4 (USD) 1.3x DPI (SPS I) & 0.9x DPI (SPS II) Strong DPI (USD) Notes: ¹As of June 2025; ²Investments performed by different vintages on the same asset are double counted; ³Gross figures. I RR considers realized cash flows and projected cash flows for all existing deals and does not factor in management and performance fees and other fund expenses. MOIC considers past amortizations to investors, grossed up by fees a nd expenses, and projected gross cash flows of all existing deals; 4 Net figure, considering investors’ realized cash flows to date (capital calls and distributions) and the current Net Asset Value of the fund, including operatio ns held at cost and the provision of performance fees.

Strategy Overview

Equity-like returns with downside protection through diversified, uncorrelated strategies

Sub-Strategy	1. Corporate	2. Legal	3. Platforms
Market Opportunity	▪ **Banking concentration:** 5 banks <> 79% of credit market ▪ **Regulatory environment:** tax shield ▪ **Judicial recoveries (Chapter 11):** DIP financing	▪ **Large, complex legal market:** 20+ million new claims/year ▪ **Strong drivers for asset sales:** Suitability issues & high financing costs	▪ **High cost of personal loans:** small tickets, low competition ▪ **Modern infrastructure:** sourcing + partnership with financial institutions ▪ **Fintech opportunity:** low competition
Value Creation	**Provide liquidity in complex situations**	**Advancement of cash flows related to Legal Claims**	**Acquire small low-risk assets from individuals**
What we do	**Primary Market** ▪ Capital Solutions; ▪ DIP Financing. **Secondary Market** ▪ Credit Acquisition; ▪ NPLs (Single Names).	**Legal Claims** ▪ Precatórios[1] and Pre-Precatórios ▪ Private Claims **Litigation Finance**	▪ Low ticket transactions; ▪ Scalability through streamlined workflows and intense use of technology in origination and processing.

Notes: [1]"Precatórios" are judicial payment orders arising from lawsuits filed against governmental entities in Brazil, including, but not limited to, the states, municipalities and the Federal Government.

182

183 Corporate Sizeable addressable market in all strategies due to several opportunities that arise from market conditions and structural inefficiencies Banking Concentration Significant debt burden weighs on companies’ balance sheets 20% 19% 17% 13% 10% 21% 2018 2019 2020 2021 2022 2023 2024 2025 0 5% 10% 15% 20% 25% 30% Total Cost Risk - Free Rate Bank Spread Bank 1 Bank 2 Bank 3 Bank 4 Bank 5 Other Volatile monetary policy and spreads lead to expensive and unpredictable cost of debt . Unbalanced capital structures build demand for special sits capital . 5 largest banks concentrate 79% of credit and lack incentives to custom made offerings; Tailored structuring with sculpted schedules for opportunity - driven situations: ▪ M&A Funding ▪ Shareholder Disputes ▪ Corporate Reorg. ▪ Distressed Companies Source: Banks’ balance sheets; Brazilian Central Bank.

184 Corporate Sizeable addressable market in all strategies due to several opportunities that arise from market conditions and structural inefficiencies Top - 5 Commercial Banks LLPs 1 are large # of Judicial Reorganizations increasing 90 91 135 181 197 214 331 416 604 528 939 1,527 2021 2022 2023 2024 2,100 1,405 833 891 40 52 49 57 55 52 37 45 45 58 54 48 40 45 45 51 56 63 35 35 39 46 52 51 21 25 27 34 35 35 2019 2020 2021 2022 2023 173 202 205 246 252 248 2024 ▪ New and sophisticated Judicial Recovery Laws in Brazil offer strong protection for lenders ▪ Companies under Judicial Recovery represent a significant opportunity for our primary strategy (DIP Financing), while also feeding the secondary market ▪ Poor internal collection & focus on core business ▪ Tax Shield Banks have real incentives to sell non - performing loans: ▪ Eroded relationships & avoidance of negative precedents ▪ Partial recovery with immediate liquidity In R$ billions Bank 1 Bank 2 Bank 3 Bank 4 Bank 5 Large Companies Medium Companies Small Companies Source: Serasa Experian; Banks’ balance sheets. Notes: (1) Loan Loss Provisions

Brazil offers unique opportunities for deals that involve illiquid judicial assets: Credits arising from legal claims against both private and public entities, at different stages of the legal proceeding 185 Legal Claims Local Seller’s motivation: Almost a suitability issue Buyer’s: Attractive market for disciplined players ▪ Immediate liquidity for assets with uncertain long - term cash flows ▪ Time - consuming, non - core activity for sellers ▪ Partial monetization/ derisking + upsides retention, leveraging on buyer’s expertise ▪ Even stronger incentives for “ pré - precatórios ” (claims without final judgment) ▪ Large inventory and recurring issuances, intrinsic complexity and constant regulatory changes: asymmetries and opportunities ▪ Preferred - like instruments significantly mitigates risks ▪ Alternative uses (e.g. tax debt offsetting) may boost returns through secondary sale

Platforms 80 million Labor and Civil lawsuits in Brazil US$ 69 billion Face value of annual Consórcio quota issuances US$ 42 billion Total balance of credit portfolio (“ Consignado ”)¹ allocated to retired individuals or INSS² pensioners Highly concentrated banking system removes incumbents’ incentives to develop early stage / small credit platforms Scalability of credit products/solutions for individuals through technology - oriented platforms World - class digital infra and recent Central Bank regulation upgrades: good tailwinds + safe fintech growth environment Disruptors need funding to execute business plan: opportunistic capital solutions capital opportunity Vast Potential Across Various Verticals High cost of personal credit incentivizes individuals to sell their financial/legal assets at a discount rather than contracting personal loans 2019 2020 5% 10% 15% 20% 0 25% 2025 30% 2024 35% 40% 2023 2022 2021 2018 Total Cost Risk - Free Rate Bank Spread Personal Low tickets and high volume, with heavy use of technology 186 Notes: ¹Paycheck deductible loan; ²The National Social Security Institute (INSS) is responsible for paying retirement and oth er benefits to Brazilian workers, with the exception of public servants.

187 Growth Opportunities Vinci’s merger with Compass enabled us to pursue geographic expansion on two fronts: 1. Assets 2. LP Base Expand investment footprint across Latin America, targeting markets with lower competitive intensity Develop new strategies with tailored liquidity profiles to address diverse client needs Unlock opportunities in regional mandates by leveraging the full Vinci Compass platform Onboard Compass clients as LPs, driving capital formation and enhancing origination capabilities Broaden our distribution reach to new investor segments, including large offshore and local institutional clients Establish feeder structures in new regions, tailored to local regulatory environments

LatAm Credit Ex Brazil 02 TOMAS VENEZIAN Head of Credit LatAm Ex Brazil

Vinci Compass LatAm Ex Brazil Credit Highlights + 40 Strategies Diversified in several countries, sectors and currencies R$ 16.9 billion Assets under Management ( AuM ) + 25 Yrs track record Managing fixed income securities and credit in the region R$ 2.7 billion in private credit Mix between short and long term lending strategies R$ 7.0 billion Country specific local currency funds R$ 7.1 billion LatAm hard currency corporates 189 Notes: As of June 2025

190 Vinci Compass LatAm Ex Brazil Credit New phase of growth: launching new vehicles, with a special focus on private credit Vinci Compass LatAm Ex Brazil AuM Evolution (US$ billions) 0.7 0.8 0.9 1.1 1.3 1 .0 1.2 1.2 1.2 1.3 0.2 0.3 0.3 0.4 0.5 1.9 2.3 2.4 2.7 3.2 2021 2022 2023 2024 2Q'25 Latam Private Credit Latam Local Currency Strategies Latam Hard Currency Corporates Vinci Compass LatAm Ex Brazil Investor Base (%) 63% 20% 17% Institutional Private Wealth Management Intermediaries Notes: As of June 2025; Source Vinci Compass, Anbima & B3

LatAm Corporates Largest UCITs LatAm Corporate strategy More than 15 yrs of track record Highly diversified investor base Mix between IG & HY bonds R$ 4.3 billion LatAm High Yield More than 10 yrs of track record Mix between HY bonds, Special situations and Private credit Institutional Investor base Semi liquid strategy targeting Cembi LatAm +300 bps R$ 2.2 billion LatAm Fixed Maturity 3 Funds maturing in 2028, 2029 & 2030 Stable and growing demand from retail investor base Mix between IG & HY bonds R$ 0.7 billion 191 LatAm Corporates Hard Currency Experienced team managing +R$7 bn in LatAm Corporates across different sub - strategies since 1996 with a strong bottom - up focus Notes: As of June 2025

HC LatAm Credit | Strong Track Record and Growth Opportunities Ahead EM Corps is a relevant asset class, today larger than EM Sov and US HY markets LatAm HY performance has been strong for the last decade 192 Relevant Asset class with Strong growth opportunities 144 159 168 215 267 340 436 548 561 605 709 860 1106 1379 1634 1693 1813 2077 2162 2383 2518 2678 2514 2526 2548 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 EM corporate hard currency bonds outstanding by region Asia Emerging Europe Latin America Middle East & Africa Strong track record Covid - 19 Pandemic Fed tightening policy Liberation Day Tariffs 50 100 150 200 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 Dec-22 Dec-23 Dec-24 Cumulative Performance Base 100 = 31 December 2016 Global recession Tightening Cycle Vinci Compass LACD HY Latin America HY (Benchmark) US HY Europe HY Asia HY Europe HY Asia HY US HY LatAm HY (Benchmark) Vinci Compass LACD HY 3.83% 4.52% 5.27% 5.81% 6.19% Ann. Net Returns Since Inception 0.59 0.47 0.67 0.87 1.00 3 Year Correlation (LACD HY)* 3.23% 5.59% 4.66% 3.36% 3.16% 3 Year Std. dev. 2.32 1.98 1.83 3.29 2.63 3 Year Sharpe ratio** Source: Vinci Compass & Bloomberg, data as of July 31, 2025. Base 100 starts on December 31, 2002. Past performance is not in dic ative of future results because of, among other things, possible differences in market conditions, investment strategy and regulatory climate. There can be no assurance that the Strategy will be successful or that your investment objectives will be achieved. The index information is included to show gene ral market trends in the periods indicated and is not intended to imply that portfolios employing the Strategy were similar to the indices either in c omp osition or element of risk. *One year correlation on daily returns. **Pseudo Ration, 3 years annualized. Data as of July 31, 2025. The indexes refers to CEMBI Broad Diversified Latin American High Yield Index, Bloomberg Global High Yield Total Return Index , B loomberg US Corporates High Yield Total Return Index, Bloomberg Pan - European High Yield Total Return Index y CEMBI Diversified High Yield Asia Index re spectively. Source: J.P. Morgan, Bond Radar, Bloomberg Finance L.P. 2024 as of August 28, 2024.

193 Country specific LatAm Local Currency Strategies Experienced team managing +R$ 7 bn in LatAm Local Currency across different sub - strategies since 1997, with resilient local investor base through the cycles Argentina R$ 3.1 billion 22 different strategies and funds split in 4 different clusters Diversified product offering to deal with Argentina historical macro - political volatility Mexico R$ 2.7 million 3 Funds with long and strong track record All Public strategies ranging from Money markets, Sovereign and credit funds Several SMAs mandates targeting corporates and foundations Chile R$ 1.2 billion 4 Funds with a long and strong track record All Public strategies ranging from Money markets, Sovereign and credit funds Several SMAs mandates targeting Family offices and HNI Notes: As of June 2025

Country specific LatAm Local Currency Strategies Opportunities 194 Loans to the Private sector Normalization and deregulation Underdeveloped capital market relative to the size of the economy 0% 10% 20% 30% 40% 50% 60% 70% 80% Argentina Today Argentina 1999 Colombia Latin America & Caribbean (exc. HI) Chile Brazil Argentina Growth in the Mexico institutional AuM Light positioning on the international investor base Afores expected AuM $233 $248 $259 $339 $314 $392 $399 $467 $535 $612 $699 2020 2021 2022 2023 2024 2025e 2026e 2027e 2028e 2029e 2030e In US$ billions Mexico Non - bank AM industry consolidation and gain fair market share Development on the Peruvian & Colombial local markets Mutual fund industry in Chile 70% 30% Non Banks Banks Chile and other countries Notes: As of July 2025

Local and Regional Team managing R$2.7 bn local and regional strategies; Confirming & factoring strategy with more than 20 years of track - record Largest fund in the Peruvian market Successful Track record since 2005 Diversified portfolio targeting mid size companies Target returns is local funding +400 bps R$ 1.5 billion #Suppliers: +10.000 4 different closed end funds in LatAm , Peru and Chile Target returns in USD (12 - 14%, LatAm ) and in Local currency (10 - 12% Peru and Chile) Diversified local investor base R$ 1.3 billion US$ 165 million disbursed Private Credit Debt Strategies Overview 195 Confirming & Factoring Strategy Corporate Direct Lending Notes: As of June 2025

Latin America Private Credit

Sizing The Opportunity

VINCI COMPASS

Private credit in Latin America is small and underpenetrated, constrained by fragmented markets, legal hurdles, and macro volatility that elevate risk premia and deter allocations from both local and international investors.


Private Credit AuM (% of GDP)
~6-7%
~2-3%
<1%
<0.5%
US
EU
EM
LATAM


Private Credit AuM (US$ bn)
+1,800
+500
+200
<50
US
EU
EM
LATAM

Why LatAm Private Credit Penetration Remains Low

Bank Dominance	LPs Allocations	Capital Markets Depth	Regulatory & Legal	Fundraising
LatAm corporate lending ~70-80% bank-driven vs ~40-50% in developed markets	LatAm institutional investors allocation to alternatives <5% vs ~20-35% in developed markets	LatAm local capital markets <5% of GDP vs ~30-40% of GDP in developed markets, with weak secondary liquidity	Fragmented regulations, weak creditor and insolvency rights, and tax inefficiencies limit growth	Episodic LatAm fundraising vs fundraising track record in the US/EU, with >95% of global fundraising over the past 10Y

Notes: Private credit Total Addressable Market (TAM) is estimated using a top-down approach that integrates multiple data sources, including macroeconomic analyses, banking system lending trends, and institutional fundraising benchmarks. The opinions combines an array of third-party data sources (industry reports, multilaterals, regulators, and manager disclosures) with internal views and assumptions.

196

Vinci Compass’ Main Focus Scale, Segment Diversity, Institutional Readiness, Regulatory Clarity, and Growth Potential 197 Strong growth expected in the Institutional Investor base ( Afores ), requiring more alternatives investments Confirming & factoring market: Launch of FAE MX in 2H’25 Corporate direct lending strategy in 2027 Mexico Growth strategy Organic & Inorganic growth Joint ventures and M&A with other established local managers Institutional investor base with growing demand in alternative investment Corporate direct lending market: Launch of Copco I in 1H 2026 Colombia Chile One of the more developed private credit market in the region, with solid institutional framework and growing investor base Opportunities in the confirming and corporate direct lending business looking into 2026 and 2027 Longstanding presence with both FAE and PEPCO strategies in place Our track record allows us to create a Launchpad for strategies in the region with new opportunities like trade finance funds in the works Peru

Break

Introducing Investment Related Earnings (IRE) BRUNO ZAREMBA President of Finance and Operations

200 What are Investment Related Earnings (IRE)? IRE has a strategic role in our business model and is composed of the earnings generated from our proprietary capital deployed into Vinci Compass’ managed funds Anchors fundraising accelerating LP traction Aligns interest as we invest alongside clients under the same conditions Completes the Distributable Earnings framework alongside FRE & PRE Unlocks future earnings growth: capital gains, distributions and performance fees FRE Fee Related Earnings Earnings coming from recurring management and advisory fees Why it matters: PRE Performance Related Earnings Earnings coming from performance fees realized from our managed funds IRE Investment Related Earnings GP Capital returns

Our proprietary capital commitments fuel fundraising, compound value and create future earnings not yet visible in current results 201 Investment Related Earnings (IRE): Vinci Compass’ Hidden Growth Engine The IRE Cycle: From Commitments to Distributable Earnings INITIAL PHASE (0 - 2 years) Company commits capital to proprietary funds Cash is allocated into short - term vehicles until called by closed end funds TODAY (2 - 5 years) Closed end funds in investment phase, not impacting Distributable Earnings Portfolio Appreciation impacting Net Income (Unrealized IRE) LONG TERM (5+ years) Funds Distributions Performance Fees (Carry) Capital Gains (Realized IRE)

Financial Income DE INITIAL PHASE (0 - 2 years) How IRE creates value Every IRE commitment generates value in three distinct ways: Management Fee, Carry and GP Capital Gains Closed - end Fund Short - term vehicles AuM FRE FRE Margin GP Commitment Cash Allocation Anchor Investor, leverages fundraising with LPs 01 202

TODAY (2 - 5 years) How IRE creates value Every IRE commitment generates value in three distinct ways: Management Fee, Carry and GP Capital Gains 02 Short - term vehicles Closed - end Fund Fund starts investing and calling capital from GP and LPs Cash deployed into funds Unrealized IRE Net Income NET Cash DE 203

LONG TERM (5+ years) How IRE creates value Every IRE commitment generates value in three distinct ways: Management Fee, Carry and GP Capital Gains 03 Short - term vehicles Closed - end Fund Fund returns capital to the GP with capital gains Cash deployed into funds Carry Realized IRE DE Fund starts divesting from assets and returning capital to GP and LPs NET Cash DE Principal returned to the balance sheet and allocated into short - term vehicles 204

Scale of IRE Commitments We have committed R$1.4 billion of proprietary capital into our private market funds, diversified across all our segments 205 40% 28% 27% 4% 2% Real Assets Credit Private Equity Global IP&S Equities Our commitments today are significant and well diversified, setting up a meaningful future earnings base IRE Commitments Highlights Target Gross IRR Capital Committed (R$ million) Product Strategy 10 - 15% 157 REITs Real Estate REITs Real Assets 17 - 22% 100 Vinci Climate Change Infrastructure Climate Change 15 - 20% 70 Vinci Fullwood Real Estate Logistics 17 - 22% 50 Vinci Água e Saneamento Infrastructure Water & Sewage 25 - 30% 150 SPS IV Opportunistic Capital Solutions Credit 12 - 17% 100 Vinci Credit Infra Infrastructure Credit 25 - 30% 350 VCP IV Capital Partners Private Equity 20 - 25% 50 VSP Strategic Partners Global IP&S R$1.4 bn

206 Expectation for future capital calls Expected Capital Calls Until 2029 R$ 771.1 MM 55 % R$ 300 - 400 MM 20 - 30 % R$ 200 - 300 MM 15 - 20 % R$ 1.4 BN 100 % Capital Called 2Q’25 Capital Calls until YE’26 Capital Calls 2027E - 2029E Capital Called 2029E We expect to call 100 % of our current GP commitments by 2029 R$ 300 - 400 million expected to be called by YE 2026 From 2027 to 2029, we anticipate calling 15 - 20 % of remaining commitments Long - term capital deployment remains aligned with investment pipeline

Our Flagship Commitments: Driving Future IRE

VINCI COMPASS

These three flagship funds represent the bulk of Vinci Compass' proprietary investments, diversifying exposure across strategies and anchoring future IRE

	VCP IV	VICC	SPS IV
Fund Size	R$3.2 billion	R$1.8 billion	R$1.3 billion (currently being fundraised)
IRE Commitments	R$ 350 million capital committed; 25% capital called as of 2Q'25	R$ 100 million capital committed; 15% capital called as of 2Q'25	R$ 150 million capital committed; 8% capital called as of 2Q'25
Key Portfolio Highlights	Investment Period: until Dec/2027; Target Return: 25-30% Gross IRR	Investment Period: until Mar/2028; Target Return: 17-22% Gross IRR	Investment Period: until Feb/2029; Target Return: 25-30% Gross IRR
	Private equity strategy diversified across **consumer, financials, tech, business services**, and **healthcare**.	Climate & infrastructure strategy focused on **renewables** and **essential services**.	**Opportunistic capital solutions** strategy, investing in **legal claims** and **tech-enabled** credit platforms.
	~40% of capital already **committed** across three flagship assets, early value creation underway through growth and governance initiatives.	Fund in **early J-curve stage:** capital deployed, no distributions yet, value creation expected as projects reach COD and pipeline matures.	Fund in **early J-curve stage:** recently launched, 8% of capital called, **3 initial investments** deployed.
	Strong **pipeline** with **50+ opportunities**, including 7 in **advanced stages**.	Robust **R$1.3bn pipeline** across **solar, storage, and water concessions.**	Robust pipeline **supported by high rates** driving demand for alternative financing, especially in **corporate lending** and **secondary credit.**
	Portfolio Investments: arklok, Outback Steakhouse, AGV	Portfolio Investments: MIRA Energia — Two DG solar projects operating; more under construction via Mira Energia platform	Portfolio Investments: bzr.group, Federal Credit Claims, Private Claim

Together these funds represent R$600 million in IRE commitments, already generating FRE uplift and positioned to deliver capital gains and performance fees as vintages mature

Notes: As of June 2025

207

IRE: Embedded Earnings Potential 208 R$ 1.4 billion Total commitments Our balance sheet holds significant capital gains from IRE that will impact our Distributable Earnings in the coming years ~R$ 400 million Expected Net Present Value of our Realized IRE from 2026 to 2045 ~R$ 6.30 per share¹ or ~ 85 % to be realized from 2026 to 2031 Timing Notes: Vinci Compass’ estimates consider the lower range of the target net IRR from our proprietary capital commitments; ¹Con sid ers the share base as of 2Q’25.

Case Study: FIP Infra Transmissão

VINCI COMPASS

Highlights to VINP's Balance Sheet

Net IRR (in R$)	Net MOIC	Capital Gain	Commitment Date
49%	3.2x	R$28.5 million	April 2017

Overview

Fund focused on greenfield power transmission assets

Summary	
Total Capital Committed	R$352 MM
GP Commitment	R$40 MM
Total GP Capital Invested	R$12.2 MM
Total GP Capital Returned	R$39.1 MM

Investments

LEST TRANSMISSÃO DE ENERGIA

Transmission lines in Sergipe, Alagoas, and Pernambuco

- **Initial Investment:** June 2017
- **Sourcing:** Public Auction
- **Type:** Greenfield
- **Invested Capital:** R$70.9M
- **Divested Capital:** R$279.4M
- **Status:** Fully Realized
- **Gross MOIC / IRR (R$):** 3.9x / 73.3%
- **Exit Date:** Dec 2021

ÁGUA VERMELHA TRANSMISSORA

Static compensator in Minas Gerais

- **Initial Investment:** October 2018
- **Sourcing:** Proprietary sourcing in secondary market
- **Type:** Greenfield
- **Invested Capital:** R$33M
- **Divested Capital:** Up to R$89.9 million
- **Status:** Fully realized (pending escrow release)
- **Gross MOIC / IRR (R$):** 2.9x / 22.6%
- **Exit Date:** May 2025

209

Market View Today Latent value not priced in PRE Liquid Why the Markets Undervalue VINP Today Market prices only visible FRE and PRE, but true Distributable Earnings power includes future PRE and IRE, not yet visible in results 210 VINP True Earnings Power FRE PRE Liquid FRE IRE PRE Private 210 +

IRE IRE: A Perpetual Compounding Engine IRE is a compounding engine, as each realization creates the capital for the next vintage, perpetuating growth Anchor fundraising LP Commitments Harvest returns Capital calls /Deployment GP (Re)Commitments Each realization funds the next commitment, creating powerful compounding and GP Capital Gains for our shareholders 211

Financial Review & Outlook Bruno Zaremba President of Finance and Operations

Since IPO: How we invested our capital

Cash into M&A: R$ 417.7 million 214 Transition into a Latin American leader in Alternative Investing Buybacks: R$ 345.7 million Total Dividends distributed since IPO: R$ 898.4 million or US$ 3.05 per share Total Capital committed to Proprietary Investments: R$ 1.4 billion ~15x fundraising leverage New shares issued, mostly as currency for M&As: 12 million Notes: As of June 2025

Disciplined M&A: Strategic Fit and Returns

VINCI COMPASS

Led by our Corporate Development group, we pursue opportunities that enhance distribution, add capabilities and strengthen Vinci Compass' platform

	2022	2023	2024		
	SPS Capital	**Ares**	**Mav Capital**	**Lacan**	**Compass**
Strategic Rationale	Local product expansion into a new asset class	Expand global reach and international connectivity	Leverage our Agribusiness Credit strategy	Local product expansion into a new asset class	Create a leader in LatAm with scale and access to local, regional and global pools of capital
Transaction Structure	100% cash + earnouts	US$ 100 million convertible debt	100% cash + earnouts	100% cash + earnouts	Stock and Cash + earnouts
Value Creation	Added exposure to Opportunistic Capital Solutions	Added top global alternatives GP as a strategic partner to Vinci Compass. Capital deployed in M&A	Strengthened our presence in the private credit market	Enhanced our presence in the Real Assets segment	Enhanced management fee base, broader LP reach and regional presence
Status	Fundraising for Vintage IV leveraging Vinci Compass' LP base	Interactions across business units, sharing of best practices, fundraising and investment opportunities	Fundraising for vintages III and IV leveraging Vinci Compass' LP base	Fundraising for Vintage IV leveraging Vinci Compass' LP base	Fully Integrated. Focus on capturing cross selling opportunities, and new strategic priorities for combined platform

215

M&A Issuances Selective issuance of shares to finance acquisitions that expanded our scale, distribution reach and product capabilities New Partners Equity allocated to bring in new partners, ensuring commitment, alignment and a sense of shared ownership across the firm Equity - based Compensation (RSUs and SOPs): Equity grants and options that tightly align management and key talent with shareholder outcomes, reinforcing a culture of ownership Buybacks Disciplined repurchases executed during market dislocations, demonstrating confidence in Vinci’s intrinsic value and actively offsetting dilution 216 Equity Movements & Buybacks Consistent cash returns to shareholders: US$ 3.05 per share distributed as dividends + Buybacks since the IPO. Balancing growth investment with disciplined capital return 56.9 11.8 0.1 0.6 63.2 (6.2) IPO Shares M&A RSU/SOP New Partners Buybacks Shares Today VINP Outstanding Shares (millions) IPO Shares M&A RSU/SOP New Partners Buybacks Shares 2Q’25

217 Capital Allocation Framework Going Forward: Clear priorities for shareholder value Capital Allocation Priorities 01 02 03 Develop our Alternative Capabilities in LatAm Ex - Brazil Sustain strong capital distribution profile to shareholders Continue to support capital commitment to funds and strategies

218 Controls, Tech, and Data: Upgrading the Operating Backbone Stronger governance, unified platforms, and practical AI. Built to scale with transparency and discipline. Platform Integration (scale & efficiency) Data & AI (productivity & speed) Governance & SOx (de - risk & predictability) A scalable, SOx - grade platform. Faster launches, smoother M&A integration, and practical AI, supporting transparent growth and multi - year guidance. Tighter controls, cleaner data fewer surprises Audit - ready processes credibility on guidance & reporting Consolidated infrastructure lower run - rate costs Standardized tools u nified systems, higher security Practical AI co - pilots for content/translation, auto meeting notes, scaled analytics Adoption and governance company - wide rollout; 79% use AI and 91% report productivity gains

01 Reflections on the Past Two Years

220 Reflections on the Past Two Years During our Investor Day 2023, the macroeconomic outlook and market expectations were very optimistic about lower interest rates over the following years 15% 15% 14% 13% 13% 12% 12% 11% 11% 13% 12% 11% 10% 9% 9% 9% 9% 9% 9% 9% 13% 12% 11% 11% 11% 11% 13% 15% 15% 6% 7% 8% 9% 10% 11% 12% 13% 14% 15% 3Q'23 1Q'24 3Q'24 1Q'25 3Q'25 1Q'26 3Q'26 1Q'27 3Q'27 Selic Rate Curve Evolution¹ Futures Curve (Investor Day 2025) Futures Curve (Investor Day 2023) Actuals 2024-2Q'25 As rates decline, REITs and liquid funds regain traction, benefiting our robust pipeline ready to capture the inflows Well Positioned to Capture the Recover REITs and equity funds maintained broadly stable AuM despite sector shake - outs Proven Resilience Implications for Our Rate Sensitive Products Relative to 2023 consensus, the Selic rate curve repriced higher and steepened VINP Investor Day 2023 VINP Investor Day 2025 Source: ¹Focus

Reflections on the Past Two Years

VINCI COMPASS

Organic & Inorganic Growth

- **VCP IV** final close with **R$3.1 billion** in total fund size, our **largest Private Equity vintage** with the **highest share of local capital**
- **VICC** final close with **total fund size of R$1.8 billion**, making it the largest Infrastructure fund in our history
- **Credit Infra surpassed R$1.8 billion** in commitments and secured its first offshore LP
- **SPS IV first close at R$1.1 billion,** our first in-house SPS vintage, matching SPS III's total commitments
- **FDIRS** mandate with **R$1.1 billion in AuM**, our Infrastructure team managing the Sustainable Regional Development Fund

Strategic Combination

VINCI COMPASS

R$11.8 billion in capital formation in the 2Q'25 across various strategies, driven mostly by Global IP&S, Credit and Equities

Launch of **PEPCO II**, our private credit fund in Peru, exceeding **R$0.6 billion** in total commitments from **Peruvian institutional investors**

Acquisitions

MAV. CAPITAL

R$0.4 billion in capital formation since the acquisition in the 2Q'24

Since the acquisition, we raised MAV III and are now raising MAV IV, capitalizing on Vinci Compass's unmatched distribution

Lacan Ativos Reais

R$0.1 billion in capital formation since the acquisition in the 4Q'24

Currently raising LACAN IV and exclusive mandates with local and global institutional investors

221

Reflections on the Past Two Years

Robust FRE growth on both a nominal and per share basis

Fee Related Revenues
(R$ mm)


796
39%
CAGR
414
2Q'23 LTM
2Q'25 LTM

Fee Related Earnings
(R$ mm)


264
15%
CAGR
201
2Q'23 LTM
2Q'25 LTM

Fee Related Earnings per share
(R$/share)


4.32
9%
CAGR
3.67
2Q'23 LTM
2Q'25 LTM

We've capitalized on Brazil's underpenetration in alternatives **by raising organic capital supported by balance-sheet seed investments** and expanded inorganically through **complementary M&A** and a **strategic combination** immediately **accretive to FRE/share**

222

Our next chapter is focused on scalability… …with continued disciplined execution to seize what’s ahead

224 Our Growth Potential Delivering by disciplined execution on the opportunities in front of us Scalability Fundraising Increase discretionary AuM mix Prioritize high - ROA products Capacity to scale with operating leverage Leverage capabilities through complementary products

225 We Have Been Expanding Our Range Of Investment Strategies… Global IP&S Real Assets Credit Equities Private Equity Real Estate - Shopping Mall - Offices - Industrial - Funds - of - Funds - Development Infrastructure - Power Brazil Equity - Long - only - Dividends - Small Caps - Long Biased Vinci Capital Partners Vinci Impact and Return Separate Mandates Commingled Funds (FoF) Commingled Funds (Pension) Global Solutions Pension Plans Retirement Services Brazil Local Currency High Yield Brazil Structured Credit & Confirming Brazil Infrastructure Credit Brazil Real Estate Credit 2020 Separate Mandates Third - Party Distribution Liquid Third - Party Distribution Alternative Commingled Funds (FoF) Commingled Funds (Pension) Vinci Capital Partners Vinci Impact and Return Local Currency High Yield - Argentina - Brazil - Chile - Mexico Global IP&S Real Assets Credit Global Solutions Pension Plans Retirement Services Funds Services Custody and Execution Equities Diversified Private Credit - Brazil - Chile - Colombia - LatAm - Peru LatAm Equity - Long - only Country - Specific Equity (Brazil, Mexico, Chile, Argentina) - Long - only - Dividends - Small Caps - Long Biased Real Estate - Shopping Mall - Offices - Industrial - Funds - of - Funds - Urban Private Equity Real Estate (cont’d) - Development - Residential Forestry Infrastructure - Power - Water & Sewage - Climate Change 2025 Hard Currency High Grade - Argentina - Brazil - LatAm Opportunistic Capital Solutions Structured & Confirming - Brazil - Peru Agribusiness Real Estate Infrastructure

Emerging More Scaled Less Scaled 2020 226 …and Mapping their Scale and Growth Potential 226 Global IP&S Credit Real Assets Equities Private Equity Commingled Funds (Pension) Pension Plans Retirement Services Separate Mandates Commingled Funds (FoF) Brazil Local Currency High Yield Brazil Structured Credit & Confirming Infrastructure Credit Real Estate Credit VCP Strategy VIR Strategy Brazil Long Only Brazil Dividends Brazil Long Biased Brazil Small Caps Real Estate Shopping Real Estate Offices Infrastructure Power Real Estate Industrial Real Estate FoF Real Estate Development

...and Mapping their Scale and Growth Potential

VINCI COMPASS

2025	Emerging	Less Scaled	More Scaled
Global IP&S	Funds Services	Commingled Funds (Pension) Pension Plans Retirement Services Global Solutions Custody and Execution	Separate Mandates Commingled Funds (FoF) TPD Liquid TPD Alternative
Credit	Brazil Hard Currency High Grade Argentina Hard Currency High Grade Chile Diversified Private Credit Argentina Hard Currency High Grade Chile Diversified Private Credit	Brazil Structured Credit & Confirming Mexico Local Currency High Yield Real Estate Credit Peru Diversified Private Credit Argentina Local Currency High Yield Agribusiness Credit Chile Local Currency High Yield	Brazil Local Currency High Yield Opportunistic Capital Solutions Infrastructure Credit Peru Structured Credit & Confirming LatAm Hard Currency High Grade Brazil Diversified Private Credit
Private Equity			VCP Strategy VIR Strategy
Equities	LatAm Equity Argentina Long Only Argentina Small Caps	Brazil Small Caps Brazil Long Biased Chile Small Caps Chile Long Only Mexico Long Only	Brazil Long Only Brazil Dividends
Real Assets	Real Estate Residential	Real Estate Offices Real Estate Urban Real Estate FoF Infrastructure Water & Sewage Real Estate Development Forestry	Real Estate Shopping Infrastructure Power Real Estate Industrial Infrastructure Climate Change

227

Proven Capacity to Scale Revenues We expect our strong growth to continue through 2028 and beyond, driven by underpenetration in a local, regional and global basis, and the continued introduction of complementary strategies Infrastructure Real Estate Equities Private Equity Global IP&S 9% 12% 15% 7% 4% 5% 2% Brazil Credit Corporate Advisory Opp. Cap. Solutions 23% Third Party Distribution 16% LatAm Credit 2% Forestry 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025¹ 4% 16% 37% 15% 8% 7% 7% 11% Corporate Advisory Brazil Credit Infrastructure Real Estate Equities Private Equity Global IP&S + 20 % CAGR Notes: Revenue includes gross management and advisory fees; ¹2025 figures are annualized based on first half results. 228

2H’25 - 2028 Outlook 02

11 % accretion in FRE per share for the combined company Ann. 1H’25 PF² Unit 320 304 16 R$ bn AuM 1,014 929 85 R$ mm Net Fee Related Revenues¹ 305 262 44 R$ mm FRE¹ 30% 28% 51% % FRE Margin¹ 4.60 4.14 - (R$/share) FRE per Share¹ 298 276 22 R$ mm Adj. Distributable Earnings¹ 4.48 4.36 - (R$/share) Adj. DE per share¹ Immediate +2 p.p. on FRE Margin Unlocking Immediate Growth and Profitability with Verde Asset Management 230 Notes: ¹Considers 50.1% stake in Verde Asset Management; ²Proforma results for Verde represent annualized estimates post - transac tion.

Fundraising 2H’25 - 2028 A vast proprietary pipeline expected across the entire platform 231 ▪ TPD Alternative ▪ TPD Liquid ▪ VSP strategy ▪ Global Solutions ▪ Exclusive Mandates ▪ Pension Plans ▪ Commingled Funds ▪ Multi - strategy ▪ Retirement Services Global IP&S ~55% R$ 100 bn ~55%

Fundraising 2H’25 - 2028

A vast proprietary pipeline expected across the entire platform


R$100bn
~20%

Credit ~20%

Private Credit:

- SPS IV
- SPS V
- MAV III
- MAV IV
- MAV V
- PEPCO III
- Confirming Peru
- COPCO
- CHILPCO II
- Credit Infra

Liquid Credit:

- Country-specific strategies
- LatAm strategies

232

233 Equities ▪ UCITS ▪ Country - specific strategies ~10% R$ 100 bn ~10% Fundraising 2H’25 - 2028 A vast proprietary pipeline expected across the entire platform

Fundraising 2H'25 - 2028

A vast proprietary pipeline expected across the entire platform


R$100bn
~10%

Real Assets ~10%

Infrastructure:

- Infra LatAm
- VICC II
- VIGT
- FIDRS

Forestry

- Lacan IV
- Lacan V
- Exclusive Mandates

Real Estate:

- REITs
- Opportunistic Funds

234

235 Private Equity ▪ VIR V ▪ VCP V R$ 100 bn ~5% ~5% Fundraising 2H’25 - 2028 A vast proprietary pipeline expected across the entire platform

Visible Initiatives Funding Future Fee Related Revenues Growth

VINCI COMPASS

We expect ~R$1.6 billion in Fee Related Revenues by 2028



+22% CAGR
R$0.8 bn
~R$1.6 bn
2Q'25 LTM
Target FY'28
Global IP&S
Credit
Private Equity
Real Assets
Equities
Corporate Advisory

Strong Fundraising Pipeline x **Higher ROA** = **FRR Growth**

Drivers of Value Creation from 2H'25 to 2028

- New vintages across all Alternative strategies mostly built upon long term lockups and average ROAs > 1%
- New money from perpetual capital vehicles with ~1% of ROA
- Launch regional products to address the specific requirements and capitalize on higher investment limits for LatAm pension plans, particularly in Chile and Mexico following recent reforms
- Expand our client base and product offering within Corporate Advisory

236

Key Building Blocks of FRE Growth and FRE Margin Expansion



38%
~R$600 mm
28%
R$264 mm
Scaling existing funds with operating leverage
Leverage capabilities through complementary products
Prioritize high-ROA products
Increasing discretionary AuM mix
+26% CAGR
FRE 2Q'25 LTM
Target FRE FY'28
FRE margin 2Q'25
Target FRE margin FY'28

+26% CAGR in FRE with ~10 p.p. margin expansion by 2028

Key Initiatives

- Launch UCITS within Equities to address LatAm Pension Funds needs using existing platform capacity
- Scale next vintages VIR V, VCP V, VICC II, SPS V, LACAN V, PEPCO III and CHILPCO II at larger fund sizes than current vintages, lifting the platform ROA mix with long-duration capital products
- Scale emerging and under-scaled strategies by deepening LatAm penetration with our proprietary suite
- Limited growth in full-time headcount, supported by years of talent build out and a platform ready to scale

237

~22% CAGR ~26% CAGR 238 2025 - 2028 Targets at a Glance 2Q’25 LTM Full Year 2028 Target R$ 795 mm R$ 264 mm 28% Fee Related Revenues Fee Related Earnings (FRE) FRE margin ~R$ 1.6 bn ~R$ 600 mm 38% R$ 100 billion Fundraising Target from 2H’25 through 2028 2Q’25 YTD ~10 p.p. Full Year 2028 Target

Key Takeaways

VINCI COMPASS


1
2
3
4
5

1. We estimate that Realized IRE of the current investment cycle represents a NPV of **~R$400mm**
2. Our top priority remains growing our Alternatives business in LatAm and keeping shareholder distributions strong
3. Target fundraising of **R$100 bn** until the end of 2028
4. Target FRE of **~R$600 mm** in 2028
5. FRE Margins are expected to expand up to ~10 p.p. reaching up to **38%** in 2028

239

Closing Remarks ALESSANDRO HORTA Chief Executive Officer

Closing Remarks

VINCI COMPASS

Distribution advantage

+2,800 LP relationships and senior local teams enabling capital formation across multiple countries and channels.

Earnings power

FRE provides a predictable base, PRE adds upside as realizations accelerate, and IRE captures embedded GP gains, a balanced model compounding through cycles.

Macro tailwinds

Region set for renewed investment cycles; attractive entry points and exposure to LatAm at historical lows.


C
B
D
A
E

Growth vectors

Private Credit expansion across LatAm; UCITS platform acceleration; cross-sell through Compass relationships; product scaling in higher-ROA strategies.

Disciplined capital allocation

Clear framework since IPO; continued focus on accretive M&A, shareholder capital returns, and IRE Commitments.

241

Break

Q&A Session ALESSANDRO HORTA Chief Executive Officer BRUNO ZAREMBA President of Finance and Operations

Appendix

Macro & Opportunities – Brazil (cont’d) 01

246 Good macroeconomic fundamentals... 01 Brazil's trade surplus has been around USD 60 billion, or 4% of GDP. Oil, soybeans and iron ore are the major items delivering this performance. Trump ´ s tariffs will cause small impact in Brazilian exports , in part due to exceptions to the rule but also due to redirection of commodities to other markets. 02 Oil production in Brazil will jump from the current levels of of 3.4mm barrels per day to 5.4mm bpd in 2030 . Oil exports will increase significantly in the years ahead further strengthening the trade surplus of Brazil. It will also imapact the Treasury coffers. 03 Independent Central Bank with an inflation target framework (3% +/ - 1.5%) and a floating exchange rate regime. Lula's candidate for the Central Bank raised real interest rates to 11% to combat inflation . Populist speech, but conservative actions. 04 Gross Public Debt at the same level as before Covid, around 76% of GDP. Net Debt (which excludes foreign exchange reserves from the Gross Debt) at 61% of GDP. Primary fiscal result moved from a deficit of - 2.5% of GDP in mid - 2024 to zero in mid - 2025 05 Inflation is slowing down to close to 4.5% and real interest rates are over 10%, significantly above the neutral real interest rate of 5 - 6%. Threre is r oom for rate cuts (end of 2025) after inflation peaked in the second quarter of 2025 . One - year breakeven inflation implicit in market prices dropped from 7.8% in Jan - 25 to around 4% recently. 06 2 - 2.5% GDP growth in 2025 after an average 3% growth in the average of recent years. In addition, an unemployment rate below 6%, close to historical lows for Brazil.

247 ...but a lot of political noise 01 The government has a small political base in Congress. Greater autonomy of Congress in the execution of the federal budget made it difficult to create a parliamentary majority for the government. 02 The polarization among voters has led to low government approval ratings despite low unemployment rate and strong GDP growth. Higher inflation was key in eroding Lula ´ s popular support. 03 Despite a widespread belief that Lula would increase fiscal expenditures in 2024 to regain popularity, he did not. Primary fiscal result improved from a deficit of - 2.5% of GDP in mid 2024 to close to zero now. No changes in the fiscal targets of 2025 or 2026 were made. Inflation seems to be the major concern heading to elections. 04 Around 40% of those interviewed by a wide range of pollsters rate Lula ´ s government “Bad or Terrible”. There was a perception that Trump ´ s tariffs could boost Lula ´ s approval as the country unites behind the president in opposition to the foreign aggression. R ecent polls shows that the popularity scenario has not changed significantly. 05 Lula will face an uphill battle for his reelection bid. Interest rates will fall, but not a lot. Inflation will fall, but not a lot. A lot of voters are saying the economy is not the issue. Crime and violence seem to be on top of the agenda, and this is not an area in which PT is viewed as “tough” by the electorate. 06 An attempted cabinet reshuffle ended up with key politicians publicly refusing cabinet positions and political parties simply withdrawing support for the government. Left political parties will not be able to form a widespread coalition like in the past.

248 Despite Lula's victory in the 2022 election, left - wing parties lost a significant share of seats in Congress Did Lula win the presidential election of '22 or did Bolsonaro lose it? The electorate has been shifting to the right. Municipal elections of 2024 confirmed this shift to the right. Sources: Parliament Website & Vinci Partners. Notes: Right parties: PL, Novo, PTB, PR, PTN, PSL, Prona , PAN. Center parties: PP, União , PSDB, Republicanos , PODE, Pros, DEM, PTC. Center: PSD, MDB, PSC, Avante, Rede, PTdoB . Center left: PT, PSB, PDT, PV, PRB, Solidariedade , PPS, PST. Left: PSOL, PCdoB . Lower House Composition (% per party political ideology: 2002 - 22)

With the current government approval ratings, Lula would likely lose the 2026 presidential elections We can learn from the three reelection episodes in Brazil: how did the evaluation of the government translate into real votes at the time of the election in each of the three cases? From these scenarios, we can translate the current government approval ratings into votes, if the elections were held today. 249 Source: Vinci Partners, Quaest , Datafolha, Mar Asset Actual Vote Expected Votes Adjusted for Invalid Votes Expected votes Will vote for the current president Approval Ratings (5.65%) 33% 88% 37% Good/Great 11% 41% 26% Regular 1% 2% 35% Bad/Terrible 49.0% 46.6% 43.9% 2022 (Bolsonaro Ž s Reelection ttempt ) Elections: Actual Vote Expected Votes Adjusted for Invalid Votes Expected votes Will vote for the current president Approval Ratings (9,64%) 36% 81% 44% Good/Great 11% 31% 36% Regular 0% 2% 19% Bad/Terrible 53.0% 52.2% 47.2% 2014 (Dilma Ž s Reelection) Actual Vote Expected Votes Adjusted for Invalid Votes Expected votes Will vote for the current president Approval Ratings (6,82%) 45% 87% 52% Good/Great 11% 32% 34% Regular 1% 4% 14% Bad/Terrible 61.0% 60.8% 56.7% 2006 (Lulas Ž s Reelection)

Fiscal policy support was scarce and only arrived very late in 2024 "Transition PEC" allowed for an exceptional 2% of GDP in additional government spending in 2023. It went from 18% in '23 to 2 0.2 % of GDP by mid - '24. Government spending is now returning to 18.2% of GDP (Jun '25). This recent reduction in government expenditures, plus high interest rates, explain the slowdown in economic activity in 2025. Source: Vinci Compass, TN. 250 Source: Vinci Compass, IBGE, RFB. Expenditures & Revenues GDP & Real Tax Revenues (3M Average, %YoY)

Trade Surplus in Brazil remains above 4% of GDP After some technical breaks, oil production and exports are expected to resume strong growth in 2025 Source: Vinci Compass, Bloomberg, Secex . 251 Source: Vinci Compass, MDIC. Trade Balance: Brazil and Latam (12M, USD Bn) Exports & Imports (12M, USD Bn) After some technical breaks in 2024, oil production and exports are resuming strong growth in 2025 Exports remain strong at a high level, but imports of autos (from China) and capital goods for the oil industry have been pressuring imports up in recent months.

The 24/25 harvest reached record levels, but prices were lower than previous years Oil exports should continue to increase in line with production Source: Vinci Partners, MDIC. 252 Source: ANP and EPE. Export – Main Products (12M, USD Bn) Annual Oil Production ( Mbb /d) Actual data (blue) and Forecast (gray)

How will US tariffs affect Brazil? The trade balance between Brazil and US has been floating around zero for the last couple of years Trade Balance Brazil - US (USD Billion, accumulated in 12 months) 253

Total Exports to the US represent less than 2% of Brazilian GDP Additionally, most of the exports are commodities that may be redirected to other markets in due time 254 Destination of Brazilian Exports Composition of Brazilian Exports to the USA

Fitch's automatic model places Brazil at BBB- (IG). Subjective factors keep the current rating below what is suggested by the automatic model

Analysts have the discretionary power to diverge from the model by up to 2 steps, up or down


FitchRatings
Brazil's Economic & Rating Prospects Amid High Global Uncertainties
Shelly Shetty
Managing Director, Sovereigns
September 2025

Brazil´s rating evolution and future rating sensitives

Sovereign Rating Model Trend


SRM and Qualitative Overlay
Actual rating
Latest
SRM result
Latest
BBB+
BBB
BBB-
BB+
BB
BB-
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Qualitative Overlay

Structural	Macro	Public Finances	External Finances
0	-1	-1	0

Rating Sensitivities

Factors that Could, Individually or Collectively, Lead to **Negative Rating Action/Downgrade**

Public Finances:
Material policy shifts that undermine fiscal policy credibility, financing flexibility, and medium-term public debt sustainability.

Macro:
Policies that undermine macroeconomic stability and/or medium-term growth prospects.

Factors that Could, Individually or Collectively, Lead to **Positive Rating Action/Upgrade**

Public Finances:
Progress on fiscal consolidation that durably stabilizes government debt/GDP at around current levels.

Macro:
Evidence of an improvement in investment and economic growth prospects in the context of macroeconomic stability and improved governance.

Source: FitchRatings, Vinci Compass

255

Brazilian risk, measured by 5 - year CDS, remains at low levels Source: Vinci Compass, BBG. 256 Source: Vinci Compass, IBGE. Brazil 5Y CDS Dilma Focus Survey: Government Gross Debt – %GDP

257 Sources: www.presalpetroleo.gov.br/wp - content/uploads/2023/06/Brazil_summit_final.pdf Can oil revenue help fiscal numbers in the future? Congress has just approved a proposal that will allow the government to anticipate partially future oil revenues Revenues with sales of oil owned by the Brazilian Treasury (USD Billions) Cumulative Revenues 2023 - 2032 (USD Billion)

Macro & Opportunities – Argentina (cont’d) 02

259 Leading Indicators are suggesting an economic slowdown ahead High interest rates to defend currency appreciation may deepen the slowdown Argentina: Monthly GDP and leading indicator

260 Argentina: Dolar purchases by BCRA (22 days Moving Average) Argentina: International Reserves IMF program targets aimed at Argentina buying FX reserves But fear of the impact of a devaluation on inflation has prevented the govt of doing so

261 Energy exports are growing But imports are growing three times faster Argentina: Trade Balance Energy & Ex - Energy Argentina: 12 - Month Trade Balance

Macro & Opportunities – Mexico (cont’d) 03

February - 2025 March - 2025 April - 2025 June - 2025 July - 2025 263 Key events 2025 * Source: Vinci Compass. Generalized tariffs of 25% against Mexico and Canada. Tariffs on steel and aluminum increase from 25% to 50%. 30% Tariffs on selected goods imported from Mexico. Generalized tariffs of 25% on imports from Mexico and Canada go into effect. Tariff exemption for cars made in the U.S. Tariff exemption for auto parts under the USMCA. Generalized tariffs of 10%. Some countries will face higher tariffs depending on their relationship with the U.S. Trump pauses tariffs against Mexico and Canada for 1 month. Due to pressure from the auto sector, Trump pauses another month the implementation of tariffs on products complying with USMCA. 90 - day pause on reciprocal tariffs. Generalized 10% tariff remains . 25% tariffs on steel and aluminum. 25% tariffs on imports of cars and auto parts. Judicial Elections: Despite low voter turnout, the ruling party and its allies won most seats, centralizing power over the judiciary in a single political bloc. 2026 The USMCA begins with a lifespan of 16 years. On the sixth anniversary, a Commission will meet to carry out a "joint review" of the agreement. 2020 USMCA If one of the Parties does not confirm its desire to extend the Agreement for another 16 - year period, the Commission will carry out a joint review every year for the remainder of the Agreement's term. 45% probability If each of the Parties confirms their desire to renew the Agreement, it will automatically be extended for another 16 years (until 2042). 30% probability Possible scenarios for the revision of the 2026 - 2036 Early termination of the Agreement. 25% probability

Import and customs policies: Mexico applies customs changes with little notice, making it difficult for exporters to adapt. Customs brokers are restricted to operate only in certain ports, contrary to the USMCA. 264 Issues where U.S sees non - monetary trade barriers with M exico * Source: Vinci Compass. Sanitary and phytosanitary barriers: There are delays and unjustified refusals in pesticide registrations and in the importation of glyphosate. Intellectual property: High availability of pirated and counterfeit products, including music and video games - Concerns about bad faith trademark registrations and judicial delays. Service:. U.S. criticizes regulatory limitations on electronic payment providers. - Insurers face retroactive VAT charges by SAT. - The regulator IFT disappears due to constitutional . Investment. Mexico favors state - owned companies (CFE and PEMEX) in energy, hindering private participation. - Permits were cancelled and barriers were imposed on fuel imports. - Lithium was nationalized and more mining restrictions are being discussed. - There are sectors with legal restrictions on foreign investment, such as transportation and courier services.

-2.00 0.00 2.00 4.00 6.00 8.00 10.00 12.00 14.00 2006 2008 2009 2010 2011 2013 2014 2015 2016 2018 2019 2020 2021 2023 2024 2025 Headline Inflation Core Inflation Non Core Inflation Banxico's Target 0.00 2.00 4.00 6.00 8.00 10.00 12.00 Rend. 2025~8.51% Rend. 2024~11.10% 265 Inflation * Source: Vinci Compass, Bloomberg & Inegi as of June 5th, 2025. Inflation has been more persistent than expected and continues to be above Banxico’s target. In June 2025, Banxico lowered the rate by 50 basis points to 8.00%, reaching the lowest level in nearly three years. More recently, in September 2025, Banxico again cut the rate by 25 basis points to 7.50%, signaling its intent to continue modest cuts as long as economic activity remains weak and inflation dynamics allow it. Given the ongoing easing cycle and the central bank’s forward guidance, markets now expect that the policy rate could fall further toward 7.00% by the end of 2025, with some more dovish forecasts even projecting 6.25% by end - 2026. Inflation Mexico (%) Estimated Reference Rate Mexico 2024 & 2025 (%)

Black Swan Bear Base Bull US impose 25% tariffs on Mexico. US impose 10% tariffs on Mexico. US does not impose tariffs on Mexico. US does not impose tariffs, and Mexico benefits from nearshoring. Politic Risk GDP < - 1.00% GDP = 0.00% GDP 0.60% - 0.20%  GDP > 1.5% Economic Growth (year - end) Inflation > 5.0% Inflation > 4.0% Inflation = 4.0%  Inflation < 4% Inflation (year - end) >9.00% 8.75% Between 8.25% and 8.50% 7.25 and 7.50%  <8.00% Interest Rates (year - end) Between $23.50 and $25.00 Between $21.50 and $22.50 Between $20.50 and $21.00 Between $19.50 and $20.00 (Fair value $19.75) FX (year - end) 266 2025 scenarios

Macro & Opportunities – Colombia (cont’d) 04

268 Politics Base case continues to be strong institutions and no radical reforms Credicorp Capital. During Petro’s government, institutionality has strongly prevailed. A recap: Suspension of the decree to regulate utilities by the council of state (mar - 23). Unconstitutionality of the decreed Economic Emergency in La Guajira (oct - 23). Setback of the government coalition in the oct - 23 regional election. The failure (twice of both the Labor, 2023 and 2025 and Healthcare 2024, reforms. Meanwhile, Pension reform was approved with dilutions, and it is also still at risk waiting for the final Constitutional Court concept. Failure of the financing law in Congress (dic - 24). Request for support for Alvaro Uribe to mediate with the US in ‘impasse’ generated by the migration issues. Banrep left repo rate unchanged at the first meeting of two new members appointed by Petro and new MoF. Congress shelved the Popular Consultation of the labor reform in Congress.

269 Politics How recent events could play out for upcoming elections? Source: Bradesco, BTG. 1H25 With Colombia 10 months away from presidential elections, the country is entering a period of acute institutional and political stress. The scenarios are still very fragmented but recent events are a game changer in our view: Miguel Uribe’s candidacy carried symbolic weight within Colombia’s conservative electorate due to his alignment with former President Álvaro Uribe and his platform centered on institutional strength and public security. In that sense, the assassination has triggered renewed concerns around political violence, while also catalyzing sympathy toward conservative and law - and - order candidate. The later view was confirmed in the pollings as Miguel Uribe was the new race leader. Albeit we continue to see a fragmented and uncertain electoral scenario, with no clear frontrunner , this event would further boost voter sentiment to the right . Outcome after attack Political Orientation Candidate Rise of liberal democratic sentiment (Cesar Gaviria wins) Liberal Luis Carlos Galan Right consolidates power Left Wing (UP) Bernardo Jaramillo Intensification of polarization, strengthening of armed forces Left Wing (UP) Jaime Pardo Leal Fragmentation od left wing Ex Guerilla Carlos Pizarro Advance centrist forces Conservative Alvaro Gomez Hurtado Historical Political Attacks 29.20% 20.00% 16.70% 33.90% 18.60% 14.20% 51.90% 20.10% 9.10% 74.40% 11.40% 6.90% 25.40% 22.00% 18.30% 12.30% 11.90% 8.50% 0% 10% 20% 30% 40% 50% 60% 70% 80% Gustavo Bolivar Daniel Quintero Maria José Pizarro Sergio Fajardo Claudia Lopez JotaPe Hernández Vicky Dávila German Vargas Lleras Abelardo de la Espriella Miguel Uribe María Fernanda Cabal Paloma Valencia Abnibal Gaviria Jaime Pumarejo Enrique Peñalosa Ángel Custodio Cabrera Felipe Córdoba Franscisco Barbosa Left Center Center - Right Right Regions Coalition Multi - party Coalition Presidential Candidates Polling

14 14.9 14.8 15 15.4 14.7 14.8 14.6 14.9 14.6 14.6 15.5 17.6 15.6 10 11 12 13 14 15 16 17 18 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Tax. Ref. Dic - 10 Tax. Ref. Dic - 12 Tax. Ref. Dic - 14 Tax. Ref. Dic - 16 Tax. Ref. Dic - 18/19 Tax. Ref. Dic - 21/22 Fiscal Policy How did we get here ? Historical Tax Revenues as a % of PIB Tax reforms in Colombia have been gradual but not structural… 2025 Net Tax Collection vs. Targets Meaning government implied tax collection is distant from economic reality Moody’s, Bloomberg, La República . 13 13 11 12 16 13 17 22 20 19 17 16 15 18 19 18 18 16 13 15 16 14 21 30 32 30 32 29 0 10 20 30 40 50 60 70 80 90 100 2010-14 2015-19 2020 2021 2022 2023 2024 Intereses Participaciones Pensiones Otras Transferecias Servicios Personales Otros Gastos Inversión -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 270 Tax Revenues (12M rolling ) While sectors that pay high taxes ( oil , mining, industry ), have weakened amid lack of investment and political noise Government Expenditure (% of Total) Proving insufficient to keep the pace of government spending

90 100 110 120 130 140 Jan/24 Jan/24 Jan/24 Feb/24 Feb/24 Mar/24 Mar/24 Apr/24 Apr/24 May/24 May/24 Jun/24 Jun/24 Jul/24 Jul/24 Jul/24 Aug/24 Aug/24 Sep/24 Sep/24 Oct/24 Oct/24 Nov/24 Nov/24 Dec/24 Dec/24 Dec/24 Jan/25 Jan/25 Feb/25 Feb/25 Mar/25 Mar/25 Apr/25 Apr/25 May/25 May/25 Jun/25 COP DXY BRL CLP MXN 254 0 50 100 150 200 250 300 350 Jan/22 Feb/22 Mar/22 Apr/22 May/22 Jun/22 Jul/22 Aug/22 Sep/22 Oct/22 Nov/22 Dec/22 Jan/23 Feb/23 Mar/23 Apr/23 May/23 Jun/23 Jul/23 Aug/23 Sep/23 Oct/23 Nov/23 Dec/23 Jan/24 Feb/24 Mar/24 Apr/24 May/24 Jun/24 Jul/24 Aug/24 Sep/24 Oct/24 Nov/24 Dec/24 Jan/25 Feb/25 Mar/25 80 90 100 110 120 130 140 150 Jan/24 Jan/24 Jan/24 Feb/24 Feb/24 Mar/24 Mar/24 Apr/24 Apr/24 May/24 May/24 Jun/24 Jun/24 Jul/24 Jul/24 Jul/24 Aug/24 Aug/24 Sep/24 Sep/24 Oct/24 Oct/24 Nov/24 Nov/24 Dec/24 Dec/24 Dec/24 Jan/25 Jan/25 Feb/25 Feb/25 Mar/25 Mar/25 Apr/25 Apr/25 May/25 May/25 Jun/25 COLCAP MEXBOL IPSA IBOV 0 100 200 300 400 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Colombia Mexico Brazil Chile Risky assets performance Best performing market in LatAm (ex – Arg.) Asset’s performance in 2025 have been explained by: i ) Equities early pricing the electoral trade with main index weighers explaining this year Colcap rally; ii) FX benefited by USD weakening, government debt mgmt. operations and trade deficit, with strong remittances inflow further provid ing a buffer and; iii) public debt already discounting more than 2 notches of credit premium to Colombia. MoF new financing strategy also driving Colombia’s cre dit . COP vs. LatAm Currencies (100 = ene - 2024) 271 Colcap vs. Peers (100 = ene - 2024) Zero Coupon Curve (2 - 10 yrs ) Country Risk Peers (CDS 5Y) 20 Yr Avg: 130 bps Información Confidencial

Financials & Definitions 05

Second Quarter 2025 Segment Earnings

VINCI COMPASS

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	Δ YoY(%)	2Q'24 YTD	2Q'25 YTD	Δ YoY(%)
Net revenue from management fees	114,134	195,529	195,569	71%	210,589	391,098	86%
Net revenue from advisory fees	11,481	24,853	26,220	128%	21,840	51,073	134%
Other revenues	–	11,262	10,944	N/A	–	22,206	N/A
Total Fee Related Revenues	**125,615**	**231,644**	**232,733**	**85%**	**232,429**	**464,377**	**100%**
Segment personnel expenses	(7,556)	(20,125)	(20,682)	174%	(14,893)	(40,807)	174%
Other G&A expenses	(6,535)	(15,431)	(17,423)	167%	(12,030)	(32,854)	173%
Placement fee amortization and rebates	(490)	(21,015)	(17,792)	3,531%	(991)	(38,807)	3,816%
Corporate center expenses	(25,750)	(77,652)	(78,484)	205%	(46,837)	(156,136)	233%
Bonus compensation related to management and advisory	(23,380)	(31,744)	(33,127)	42%	(42,128)	(64,871)	54%
Total Fee Related Expenses	**(63,711)**	**(165,967)**	**(167,509)**	**163%**	**(116,879)**	**(333,476)**	**185%**
FEE RELATED EARNINGS (FRE)	**61,904**	**65,677**	**65,224**	**5%**	**115,550**	**130,901**	**13%**
FRE Margin (%)	*49.3%*	*28.4%*	*28.0%*		*49.7%*	*28.2%*	
FRE per share[1] (R$/share)	*1.16*	*1.04*	*1.03*	*(11)%*	*2.17*	*2.07*	*(5)%*
Net revenue from performance fees	5,613	3,077	8,342	49%	7,886	11,419	45%
Performance based compensation	(2,503)	(1,350)	(3,683)	47%	(3,512)	(5,033)	43%
PERFORMANCE RELATED EARNINGS (PRE)	**3,110**	**1,727**	**4,660**	**50%**	**4,374**	**6,387**	**46%**
PRE Margin (%)	*55.4%*	*56.1%*	*55.9%*		*55.5%*	*55.9%*	
(-) Unrealized performance fees	3,483	–	8,711	150%	3,483	8,711	150%
(+) Unrealized performance compensation	(1,233)	–	(3,083)	150%	(1,233)	(3,083)	150%
(+) Realized GP investment income	12,379	4,285	13,576	10%	16,785	17,861	6%
SEGMENT DISTRIBUTABLE EARNINGS	**79,643**	**71,689**	**89,088**	**12%**	**138,959**	**160,777**	**16%**
Segment DE Margin (%)	*54.1%*	*30.0%*	*33.8%*		*53.3%*	*32.0%*	
(+) Depreciation and amortization	1,873	3,361	2,779	48%	3,764	6,140	63%
(+) Realized financial income	11,421	14,423	21,804	91%	23,783	36,227	52%
(-) Leasing expenses	(2,076)	(3,758)	(3,722)	79%	(4,292)	(7,480)	74%
(-) Other items[2]	(17,517)	(14,004)	(20,758)	19%	(26,753)	(34,762)	30%
(-) Non-operational expenses[3]	(11,674)	(255)	(618)	(95)%	(13,007)	(873)	(93)%
(-) Income taxes (excluding related to unrealized fees and income)	(14,872)	(9,378)	(13,236)	(11)%	(27,359)	(22,614)	(17)%
DISTRIBUTABLE EARNINGS (DE)	**46,797**	**62,078**	**75,337**	**61%**	**95,094**	**137,415**	**45%**
DE Margin (%)	*29.5%*	*24.5%*	*26.4%*		*33.4%*	*25.5%*	
DE per share (R$/share)[4]	*0.88*	*0.98*	*1.19*	*36%*	*1.79*	*2.17*	*22%*
(+) Non-operational expenses (including income Tax effect)	11,604	228	422	(96)%	12,912	650	(95)%
ADJUSTED DISTRIBUTABLE EARNINGS[5]	**58,401**	**62,306**	**75,759**	**30%**	**108,006**	**138,065**	**28%**
Adjusted DE Margin (%)	*36.8%*	*24.6%*	*26.6%*		*38.0%*	*25.6%*	
Adjusted DE per share[6] (R$/share)	*1.10*	*0.98*	*1.20*	*9%*	*2.03*	*2.18*	*8%*

273

Financials - Income Statement 2Q'25

VINCI COMPASS

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	Δ YoY (%)	2Q'24 YTD	2Q'25 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	114,134	195,529	195,569	71%	210,589	391,098	86%
Net revenue from performance fees	5,613	3,077	8,342	49%	7,886	11,419	45%
Realized performance fees	*9,096*	*3,077*	*17,054*	*87%*	*11,369*	*20,131*	*77%*
Unrealized performance fees	*(3,483)*	*–*	*(8,711)*	*150%*	*(3,483)*	*(8,711)*	*150%*
Net revenue from advisory	11,481	24,853	26,220	128%	21,840	51,073	134%
Other revenues	–	11,262	10,944	N/A	–	22,206	N/A
Total net revenues from services rendered	**131,228**	**234,721**	**241,075**	**84%**	**240,315**	**475,796**	**98%**
OPERATING EXPENSES							
Bonus related to management and advisory	(23,380)	(31,744)	(33,127)	42%	(42,128)	(64,871)	54%
Performance based compensation	(2,503)	(1,350)	(3,683)	47%	(3,512)	(5,033)	43%
Realized	*(3,736)*	*(1,350)*	*(6,766)*	*81%*	*(4,745)*	*(8,116)*	*71%*
Unrealized	*1,233*	*–*	*3,083*	*150%*	*1,233*	*3,083*	*150%*
Total compensation and benefits	**(25,883)**	**(33,094)**	**(36,810)**	**42%**	**(45,640)**	**(69,904)**	**53%**
Segment personnel expenses	(7,556)	(20,125)	(20,682)	174%	(14,893)	(40,807)	174%
Other general and administrative expenses	(6,535)	(15,431)	(17,423)	167%	(12,030)	(32,854)	173%
Placement fee amortization and rebates	(490)	(21,015)	(17,792)	3,531%	(991)	(38,807)	3816%
Corporate center expenses	(25,750)	(77,652)	(78,484)	205%	(46,837)	(156,136)	233%
Total expenses	**(66,214)**	**(167,317)**	**(171,191)**	**159%**	**(120,391)**	**(338,508)**	**181%**
Operating profit	**65,014**	**67,404**	**69,884**	**7%**	**119,924**	**137,288**	**14%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
GP investment income	4,250	4,006	11,064	160%	17,759	15,070	(15)%
Realized gain from GP investment income	*12,379*	*4,285*	*13,576*	*10%*	*16,785*	*17,861*	*6%*
Unrealized gain from GP investment income	*(8,128)*	*(279)*	*(2,512)*	*(69)%*	*975*	*(2,791)*	*N/A*
Financial income	11,421	14,423	21,804	91%	23,783	36,227	52%
Realized gain from financial income	*11,421*	*14,423*	*21,804*	*91%*	*23,783*	*36,227*	*52%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(2,076)	(3,758)	(3,722)	79%	(4,292)	(7,480)	74%
Other items[1]	(21,249)	(4,458)	(5,165)	(76)%	(36,241)	(9,623)	(73)%
Equity gain (loss)	–	(2,201)	(3,996)	N/A	–	(6,197)	N/A
Equity-based compensation	(5,660)	(5,003)	(6,994)	24%	(11,808)	(11,997)	2%
Management contract amortization[2]	–	(2,870)	(3,471)	N/A	–	(6,341)	N/A
Non-operational expenses[3]	(11,674)	(255)	(618)	(95)%	(13,007)	(873)	(93)%
Total Other items	**(24,988)**	**(116)**	**8,902**	**N/A**	**(23,806)**	**8,786**	**N/A**
Profit before income taxes	**40,026**	**67,288**	**78,785**	**97%**	**96,118**	**146,073**	**52%**
(-) Income taxes[4]	(11,679)	(11,360)	(12,012)	3%	(22,063)	(23,372)	6%
NET INCOME	**28,347**	**55,928**	**66,773**	**136%**	**74,055**	**122,701**	**66%**
(+) Non-operational expenses (including income Tax effect)	11,604	228	422	(96)%	12,912	650	(95)%
(-) Contingent consideration adjustment related to acquisitions[5]	3,870	(8,141)	(10,851)	N/A	7,669	(18,992)	N/A
ADJUSTED NET INCOME	**43,821**	**48,015**	**56,345**	**29%**	**94,636**	**104,360**	**10%**

274

Financials - Non-GAAP Reconciliation 2Q'25

VINCI COMPASS

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	2Q'24 YTD	2Q'25 YTD
OPERATING PROFIT	**65,014**	**67,404**	**69,884**	**119,924**	**137,288**
(-) Net revenue from realized performance fees	(9,096)	(3,077)	(17,054)	(11,369)	(20,131)
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Compensation allocated in relation to performance fees	2,503	1,350	3,683	3,512	5,033
FEE RELATED EARNINGS (FRE)	**61,904**	**65,677**	**65,224**	**115,550**	**130,901**
OPERATING PROFIT	**65,014**	**67,404**	**69,884**	**119,924**	**137,288**
(-) Net revenue from management fees	(114,134)	(195,529)	(195,569)	(210,589)	(391,098)
(-) Net revenue from advisory	(11,481)	(24,853)	(26,220)	(21,840)	(51,073)
(-) Other revenues	–	(11,262)	(10,944)	–	(22,206)
(+) Bonus related to management and advisory	23,380	31,744	33,127	42,128	64,871
(+) Personnel expenses	7,556	20,125	20,682	14,893	40,807
(+) Other general and administrative expenses	6,535	15,431	17,423	12,030	32,854
(+) Placement fee amortization and rebates	490	21,015	17,792	991	38,807
(+) Corporate center expenses	25,750	77,652	78,484	46,837	156,136
PERFORMANCE RELATED EARNINGS (PRE)	**3,110**	**1,727**	**4,660**	**4,374**	**6,387**
OPERATING PROFIT	**65,014**	**67,404**	**69,884**	**119,924**	**137,288**
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Compensation allocated in relation to unrealized performance fees	(1,233)	–	(3,083)	(1,233)	(3,083)
(+) Realized gain from GP investment income	12,379	4,285	13,576	16,785	17,861
SEGMENT DISTRIBUTABLE EARNINGS	**79,643**	**71,689**	**89,088**	**138,959**	**160,777**
NET INCOME	**28,347**	**55,928**	**66,773**	**74,055**	**122,701**
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Income tax from unrealized performance fees	(401)	–	(1,004)	(401)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	(1,233)	–	(3,083)	(1,233)	(3,083)
(-) Unrealized gain from GP investment income	8,128	279	2,512	(975)	2,791
(+) Income tax on unrealized gain from GP investment income	(987)	694	(2,672)	(704)	(1,978)
(-) Unrealized gain from financial income	0	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	5,863	(9,546)	(12,932)	11,619	(22,478)
(+) Income tax on contingent consideration	(1,993)	1,405	2,081	(3,950)	3,486
(+) Depreciation and amortization	1,873	6,231	6,250	3,764	12,481
(+) Equity-based compensation	3,529	5,003	4,333	9,677	9,336
(-) Income Taxes on Equity-based compensation	188	(117)	371	(241)	254
(+) Equity gain (loss)	–	2,201	3,996	–	6,197
(+) Non-operational expenses including income tax related to realized expense[2]	11,604	228	422	12,912	650
ADJUSTED DISTRIBUTABLE EARNINGS	**58,401**	**62,306**	**75,759**	**108,006**	**138,065**
TOTAL NET REVENUE FROM SERVICES RENDERED	**131,228**	**234,721**	**241,075**	**240,315**	**475,796**
(-) Net revenue from realized performance fees	(9,096)	(3,077)	(17,054)	(11,369)	(20,131)
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**125,615**	**231,644**	**232,733**	**232,429**	**464,377**

275

276 Balance Sheet 2Q’25 6/30/2025 3/31/2025 Assets Current assets 189,190 163,782 Cash and cash equivalents 100,449 126,844 Cash and bank deposits 58,148 36,938 Financial instruments at fair value through profit or loss 30,593 - Financial instruments at amortized cost 1,449,809 1,488,809 Financial instruments at fair value through profit or loss 189,754 162,569 Trade receivables 645 1,770 Sub - leases receivable 11,614 11,200 Taxes recoverable 57,596 66,398 Other assets 1,898,608 1,894,528 Total current assets Non - current assets 135,644 127,710 Financial instruments at fair value through profit or loss 6,036 6,334 Financial instruments at amortized cost 6,024 15,603 Trade receivables 3,749 3,910 Sub - leases receivable 3,887 3,969 Taxes recoverable 29,254 29,889 Deferred taxes 39,323 40,287 Other receivables 223,917 227,702 55,455 53,781 Investments accounted for using the equity method 65,274 60,279 Property and equipment 126,571 135,768 Right of use - Leases 1,052,105 1,054,859 Intangible assets 1,523,322 1,532,389 Total non - current assets 3,421,930 3,426,917 Total Assets 6/30/2025 3/31/2025 Liabilities and equity Current liabilities 9,366 12,290 Trade payables 16,106 11,786 Financial instruments at fair value through profit or loss – 15,514 Deferred Revenue 31,804 35,031 Leases 35,231 36,792 Accounts payable 100,640 62,645 Labor and social security obligations 25,786 27,632 Loans and Financing 23,255 26,264 Taxes and contributions payable 242,188 227,954 Total current liabilities Non - current liabilities 110,631 116,025 Leases 6,319 8,658 Labor and social security obligations 722,617 763,298 Loans and Financing 2,839 5,237 Deferred taxes 454,387 416,135 Retirement plans liabilities 1,296,793 1,309,353 1,538,981 1,537,307 Total liabilities Equity 18 18 Share capital 2,094,601 2,097,712 Additional paid - in capital (306,608) (300,082) Treasury shares 101,177 87,214 Retained Earnings (4,443) 5,717 Other reserves 1,884,745 1,890,579 (1,796) (969) Non - controlling interests in the equity of subsidiaries 1,882,949 1,889,610 Total equity 3,421,930 3,426,917 Total liabilities and equity

Definitions

VINCI COMPASS

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2022 to ensure the metric's usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31, 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024).
- "FRE Margin" is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues.
- "Distributable Earnings", or "DE", is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share-based payments, less (h) income taxes on share-based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn-out) gain (loss) (after tax).
- "DE Margin" is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates. We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit-sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees.
- "PRE Margin" is calculated as PRE divided by net revenue from performance fees.
- "Adjusted Distributable Earnings", or "Adjusted DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).
- "Segment Distributable Earnings" is Vinci Compass' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

277

Definitions (cont'd)

VINCI COMPASS

- "AUM" refers to assets under management and advisory. Our AUM equals the sum of: (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds. As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.
- "Total Fee Related Revenues" is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks. We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance-based compensation.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "Placement fee amortization and rebates" reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments.

278

279 Definitions (cont’d) • “Leasing expenses” include costs from the company’s sub - leasing activities. • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Cr edi t segments. • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

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